Form 20-F
period 2025-09-30
PicoCELA Inc.
filed 2026-02-13
CIK 2018462

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2025

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,153,806 common shares as of September 30, 2025

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended September 30, 2025, 2024, and 2023. Our functional currency and reporting currency is JPY. Convenience translations included in this annual report of JPY into U.S. dollars have been made at the exchange rate of JPY147.97 = $1.00, which was the foreign exchange rate on September 30, 2025 as reported by the Board of Governors of the Federal Reserve System (the “U.S. Federal Reserve”) in its weekly release on October 6, 2025. Historical and current exchange rate information may be found at https://www.federalreserve.gov/releases/h10/.

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

The enterprise mesh Wi-Fi access points market in Japan is highly competitive. Our industry of enterprise mesh Wi-Fi access points in Japan is dominated by a few global market leaders, such as Cisco’s Meraki and Hewlett Packard’s Aruba. The competitive factors influencing our market position include product innovation, price competitiveness, brand strength, customer service excellence, and the timely introduction of new technologies. In response to these market dynamics, we prioritize the security, reliability, and performance of our solutions to meet the growing demands of our customers and to navigate the complexities of the global mobile and wireless backhaul market. However, we cannot assure you that our strategies will remain competitive or that they will continue to be successful in the future. Increasing competition could result in pricing pressure and loss of our market share, either of which could have a material adverse effect on our financial condition and results of operations.

Revenue generated from our development and sales of mesh Wi-Fi access points, PCWL series, have been uncertain and volatile, subject to our supply chain of Wi-Fi Chips.

The revenue generated from our development and sales of our mesh Wi-Fi access points, PCWL series, have been uncertain and volatile, depending on our ability to obtain stable supply of Wi-Fi Chips sufficient to meet our manufacturing needs. For the fiscal years ended September 30, 2025, 2024, and 2023, revenue generated from sales of our mesh Wi-Fi access points, PCWL series was JPY447,069 thousand (approximately $3,021 thousand), JPY627,720 thousand, and JPY465,691 thousand, respectively, accounting for approximately 82.1%, 80.0%, and 83.2% of our total revenue, respectively. This is mainly because our ability to manufacture and deliver our products to the market has recovered from the shortage of Wi-Fi Chips which caused a delay in our product launch and delivery of our products to the market. Although we do not source Wi-Fi Chips directly, our third-party manufacturers need to source the Wi-Fi Chips designated by us to fulfill the requirements of our product design, and they have no discretion of choosing replacement chips if Wi-Fi Chips are unavailable in the required quantities or not available at all. If there is shortage of Wi-Fi Chips, our revenue would be negatively affected. See also “—A shortage of Wi-Fi Chips or labor, or increases in their costs, could delay delivery and launch of our mesh Wi-Fi access points or increase their cost, which could materially and adversely affect us,” and “Item 5. Operating and Financial Review and Prospects—D. Trend Information—Changes in supply or price of Wi-Fi Chips or labor costs.”

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

During the fiscal years ended September 30, 2025, 2024, and 2023, we recorded a net loss. During the fiscal years ended September 30, 2025, 2024, and 2023, the net loss was JPY626,312 thousand (approximately $4,233 thousand), JPY479,921 thousand, and JPY633,956 thousand, respectively. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results” and audited financial statements for the fiscal years ended September 30, 2025, 2024, and 2023. In addition, as of September 30, 2025, 2024, and 2023, we had accumulated deficit of JPY2,828,980 thousand (approximately $19,119 thousand), JPY2,202,668 thousand, and JPY1,722,747 thousand, respectively.

As of September 30, 2025, 2024, and 2023, the Company had net operating loss carryforwards in Japan of approximately JPY3,249 million (approximately $22 million), JPY2,354 million, and JPY1,748 million, respectively, which can be carried forward to offset future taxable income. Any available net operating loss carryforwards would have value only to the extent there is income in the future against which such net operating loss carryforwards may be offset. In addition, limitations imposed by applicable law on our ability to utilize net operating loss carryforwards could cause income taxes to be paid earlier than these taxes would be paid if such limitations were not in effect, thereby reducing or eliminating the benefit of such net operating loss carryforwards.

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

As of September 30, 2025, we had approximately JPY261,940 thousand (approximately $1,629 thousand) in short-term borrowings outstanding. During the fiscal year ended September 30, 2025, we repaid JPY243 million (approximately $1.6 million), and newly borrowed JPY287 million (approximately $1.9 million) in our short-term borrowings.

As of September 30, 2024, we had approximately JPY217,970 thousand in short-term borrowings outstanding. During the fiscal year ended September 30, 2024, we repaid JPY469 million, and newly borrowed JPY461 million in our short-term borrowings.

As of September 30, 2023, we had approximately JPY215,000 thousand in short-term borrowings outstanding. During the fiscal year ended September 30, 2023, we repaid JPY100,728 thousand and newly borrowed JPY220,000 thousand in our short-term borrowings.

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

As of September 30, 2025, we had approximately JPY261,940 thousand (approximately $1,770 thousand) in short-term borrowings and JPY10,436 thousand (approximately $71 thousand) in long-term borrowings outstanding.

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

As the economy started recovering from the COVID-19 pandemic, the demand for Wi-Fi Chips surged which caused a shortage of Wi-Fi Chips worldwide and our supply chain was disrupted. As a result, the launch of our new mesh Wi-Fi devices was delayed significantly, leading to lower revenue in the fiscal year ended September 30, 2023. For the fiscal year ended September 30, 2025 and as of the date of this annual report, the shortage of Wi-Fi Chips has been alleviated and our supply chain has resumed normal activities.   See also “—A shortage of Wi-Fi Chips or labor, or increases in their costs, could delay delivery and launch of our mesh Wi-Fi access points or increase their cost, which could materially and adversely affect us,” and “Item 5. Operating and Financial Review and Prospects—D. Trend Information—Changes in supply or price of Wi-Fi Chips or labor costs.”

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

We are planning to manufacture and market a hardware module, a circuit board, incorporating our proprietary wireless mesh technology software PicoCELA Backhaul Engine (“PBE”). This module is designed to be integrated into our customers’ existing Wi-Fi access points, factory robots, sensory cameras, and automated guided vehicles. One major obstacle to implement this growth strategy is maintaining low production cost of our PBE module to meet our customers’ pricing requirement of their own products, in which our PBE module is installed. Since the potential customers for our PBE module are large industrial manufacturers which expect to install PBE module in large quantities, if we receive a large quantity of purchase orders from them, we expect to be able to reduce our production costs significantly through mass production and deliver PBE module at a unit price meeting their price requirements. See “Item 4. Information on the Company—B. Business Overview—Our Growth Strategies—Offering a cost-effective alternative built on customers’ existing hardware.” However, we cannot guarantee that this strategy will work successfully as we expect. If we are not able to successfully implement this strategy, our revenue could be adversely affected and our opportunities for growth could be limited.

As a Japanese mesh Wi-Fi access point developer and manufacturer, we are subject to a number of risks regarding our international expansion plan.

We currently operate solely in Japan. We plan to continue to expand our operations into Europe in December 2026 and the United States in June 2028.   See “Item 4. Information on the Company—B. Business Overview—Our Growth Strategies—Global expansion and partnering with local distributors.” Our international operations and expansion may result in increased costs, and we are subject to a variety of risks, including but not limited to:

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

We currently have registered or been licensed to 22 patents in Japan, 12 patents in the U.S., seven patents in Europe, five patents in mainland China, four patents in Taiwan, and one patent in Australia, respectively, and one pending patent application in Japan. We have eight trademarks for mesh Wi-Fi access points products and related services in Japan and four pending trademark applications in the U.S., as of the date of this annual report.   See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.” We rely on the Japanese and U.S. intellectual property and anti-unfair competition laws and contractual restrictions to protect our brand name and trademarks. We believe our brand, trademarks, and other intellectual property rights are important to our success. Any unauthorized use of our brand, trademarks, and other intellectual property rights could harm our competitive advantages and business. Monitoring and preventing unauthorized use are difficult. The measures we take to protect our intellectual property rights may not be adequate. If we are unable to adequately protect our brand, trademarks, and other intellectual property rights, our reputation may be harmed and our business may be adversely affected.

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

Our international sales plan may also fail due to other risks inherent in foreign operations, including:

●	varied, unfamiliar, unclear, and changing legal and regulatory restrictions, including different legal and regulatory standards applicable to the enterprise mesh Wi-Fi access points industry;

●	laws and policies affecting trade, investment and taxes, including tariffs;

●	compliance with multiple and potentially conflicting regulations;

●	difficulties in staffing and managing foreign operations;

●	longer collection cycles;

●	differing intellectual property laws that may not provide sufficient protections for our intellectual property;

●	proper compliance with local tax laws, which can be complex and may result in unintended adverse tax consequences;

●	localized spread of infection resulting from a global pandemic, including any economic downturn and other adverse impacts;

●	difficulties in enforcing agreements in foreign legal systems;

●	impact of different enterprise mesh Wi-Fi access points trends in different regions;

●	fluctuations in currency exchange rates that may affect mesh Wi-Fi access points demand and may adversely affect the profitability in JPY of mesh Wi-Fi access points provided by us in foreign markets where payment for our mesh Wi-Fi access points is made in the local currency;

●	changes in general economic, health, and political conditions in countries where our mesh Wi-Fi access points are sold;

●	potential labor strikes, lockouts, work slowdowns, and work stoppages; and

●	different consumer preferences and requirements in specific international markets.

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

For the fiscal years ended September 30, 2025, 2024, and 2023, we relied on three, three, and two manufacturers, respectively, to manufacture our PCWL series. As of the date of this annual report, we maintain a stable relationship with our major manufacturers.   While we may have certain contractual remedies against them, if any of our major manufacturers become unable or unwilling to continue to manufacture our PCWL series, such remedies may not be sufficient in scope, we may not be able to effectively enforce such remedies, and we may incur significant costs in enforcing such remedies. See “Item 4. Information on the Company—B. Business Overview—Manufacturing and Suppliers.”

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

While supplies of our components are generally available from a variety of sources, we currently depend on a limited number of sources for several components for our products. For example, the Wi-Fi Chips that we use in our products to maintain a certain level of communication quality are currently available only from a limited number of sources. We have also entered into exclusive license agreements with Kyushu University for some of their patented technologies to be used in our products, and the termination of these licenses could have a material adverse effect on our business. As of the date of this annual report, of total 51 patents of inventions, 21 patents of inventions are registered and owned by Kyushu University and exclusively licensed to us. Another 30 patents of inventions are registered and owned by us. Of the 21 patents licensed by Kyushu University, six patents as indicated in the section below are currently used in our products, including PCWL series and PBE module.   See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.” As there are no other sources identical to these components and technologies, if we lost any of these suppliers or license, we could be required to transition to new suppliers or new licensors, which could increase our costs, result in delays in the manufacturing and delivery of our products or cause us to carry excess or obsolete inventory, and we could be required to redesign our hardware and software in order to incorporate components or technologies from alternative sources.

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

As of the date of this annual report, of total 51 patents of inventions, 21 patents of inventions are registered and owned by Kyushu University and exclusively licensed to us. Another 30 patents of inventions are registered and owned by us. Of the 21 patents licensed by Kyushu University, six patents as indicated in the section below are currently used in our products, including PCWL series and PBE module.   The license has been renewed periodically without interruption since its inception of April 1, 2014, and the current licensing term ends on March 31, 2028, subject to renewal, pursuant to terms and conditions of the license agreement between us and Kyushu University.   See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

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

The marketing and sale of our current products, PCWL series, and potential new and improved products or future product indications largely depend upon our working relationships with our distributors. We mainly rely on those professionals to provide them with their knowledge and experience regarding their end user customers and the customer input gained from their marketing and sale of our PCWL series. Approximately 94%, 68%, and 88% of our sales were made through our distributors for the fiscal years ended September 30, 2025, 2024, and 2023, respectively. As our sales volume increases, our dependence on our major distributors’ sales network increases.

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

Sales of a substantial amount of the ADSs in the public market or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this annual report, 4,153,805 of our Common Shares are issued and outstanding, and 493,026 ADSs (representing 493,026 Common Shares) are issued, outstanding, and freely tradeable.  The number of Common Shares here reflects (i) a 60-for-1 forward split of our Common Shares effective October 24, 2024, and (ii) a 1-for-30 reverse split of our Common Shares effective January 26, 2026. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

We may not maintain the listing of the ADSs on Nasdaq, which could limit investors’ ability to make transactions in the ADSs and subject us to additional trading restrictions.

The ADSs are listed on Nasdaq. In order to continue listing the ADSs on Nasdaq, we must maintain certain financial and ADS price levels and we may be unable to meet these requirements. On April 22, 2025, we received a letter from the Listings Qualifications Department of Nasdaq, notifying us that we had not been in compliance with the minimum bid price requirement as set forth under Nasdaq Listing Rule 5550(a)(2) for continued listing on Nasdaq (“Minimum Bid Price Requirement”) for a period of consecutive 30 business days from March 10, 2025 to April 21, 2025. On June 25, 2025, the Company received a letter from Nasdaq stating that the Company regained compliance with the Minimum Bid Price Requirement by maintaining a minimum closing bid price of the ADSs of $1.00 or greater per ADS for the preceding 10 consecutive business days, from June 10, 2025 to June 24, 2025, and that this matter was now closed.

However, on August 26, 2025, we received another letter from the Listings Qualifications Department, notifying us that we had not been in compliance with the Minimum Bid Price Requirement for a period of consecutive 30 business days from July 15, 2025 to August 25, 2025. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we have been provided 180 calendar days, or until February 23, 2026, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the ADSs must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. On December 29, 2025, our shareholders resolved to implement reverse share split at the reverse share split ratio of 1-for-30, which became effective on January 26, 2026. On February 10, 2026, the Company received a letter from Nasdaq stating that the Company regained compliance with the Minimum Bid Price Requirement by maintaining a minimum closing bid price of the ADSs of $1.00 or greater per ADS for the preceding 10 consecutive business days, from January 26, 2026 to February 9, 2026, and that this matter was now closed. While we have regained compliance with the Minimum Bid Price Requirement, we cannot assure you that we will be able to maintain compliance with the Minimum Bid Price Requirement or any other listing requirements and that the ADSs will continue to be listed on Nasdaq in the future.

If Nasdaq delists the ADSs and we are unable to list the ADSs on another national securities exchange, we expect the ADSs could be quoted on an over-the-counter market in the United States. If this were to occur, we could face significant material adverse consequences, including:

(a) a limited availability of market quotations for the ADSs;

(b) reduced liquidity for the ADSs;

(c) a significant reduction in the trading price of our ADSs;

(d) a determination that the ADSs are “penny stock,” which will require brokers trading in the ADSs to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the ADSs;

(e) a limited amount of news and analyst coverage; and

(f) a decreased ability to issue additional securities or obtain additional financing in the future.

As long as the ADSs are listed on Nasdaq, U.S. federal law prevents or pre-empts the states from regulating their sale. However, the law does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar their sale. Further, if we were no longer listed on Nasdaq, we would be subject to regulations in each state in which we offer the ADSs.

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

Share ownership remains concentrated in the hands of our management, who will continue to be able to exercise a direct or indirect controlling influence on us.

As of the date of this annual report, our directors and executive officers together beneficially own approximately 74.62% of our Common Shares issued and outstanding. As a result, these shareholders, acting together, will have significant influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our Company that other shareholders may view as beneficial.

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

As a public company in the United States, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our second annual report following the completion of our initial public offering (“IPO”). In addition, once we cease to be an “emerging growth company,” as such term is defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

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

Depending on our operations, together with any other assets held for the production of passive income, it is possible that, for our 2026 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We will make this determination following the end of any particular tax year.

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

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Corporate History

All representations of share amounts issued and outstanding prior to October 24, 2024 under this heading do not reflect the to a 60-for-1 share split, which took effect on October 24, 2024.

All representations of share amounts issued and outstanding prior to January 26, 2026 under this heading do not reflect the 1-for-30 reverse share split which took effect on January 26, 2026.

PicoCELA was incorporated in Tokyo, Japan in 2008 as a joint-stock corporation (kabushiki kaisha) with limited liability. As of the date of this annual report, the Company does not have any subsidiaries.

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

On October 6, 2024, our board of directors approved a forward split of our Common Shares at a ratio of 60-for-1 share. The forward split became effective on October 24, 2024.

Consulting Agreement

On March 31, 2023, the Company entered into a consulting and services agreement (the “Consulting Agreement”) with Spirit Advisors LLC (“Spirit Advisors”). Pursuant to the terms of the Consulting Agreement, Spirit Advisors agreed to provide the Company with certain advisory services in connection with our IPO, and the Company agreed to compensate Spirit Advisors as follows:

(a) U.S.$320,000 (and additional performance bonus, if applicable), to be paid in installments by milestones and conditions achieved; and

(b) subject to the shareholders’ approval under Japanese Companies Acts, issuance by the Company to Spirit Advisors of a free warrant, exercisable upon completion of our IPO for a period of 10 years to purchase 3% of outstanding common shares of the Company on a fully-diluted basis immediately before the IPO, automatically exercisable at the time of the IPO for an exercise price per share of U.S.$0.01, subject to adjustments as set forth in the warrant.

The Consulting Agreement has an initial term of 12 months. After that, the agreement can be terminated by either party by giving 30 days’ prior written notice or by completion of the IPO. The issuance of a free warrant to Spirit Advisors pursuant to the Consulting Agreement was disapproved at the Company’s extraordinary shareholder meeting on November 29, 2024, and the Consulting Agreement was terminated upon successful completion of the IPO.

Completion of IPO

On January 16, 2025, the trading of the ADSs commenced on the Nasdaq Capital Market under the symbol “PCLA”. On January 20, 2025, the Company announced the closing of its initial offering at a price of $4.00 per ADS. We raised $7,000,000 in gross proceeds from our IPO, before deducting underwriting discounts and other related expenses. Net proceeds of our IPO were approximately $4,986,870.

Private Placement with Nikken

On April 28, 2025, we entered into a share subscription agreement with Nikken Lease Kogyo Co., Ltd. (“Nikken”), a Tokyo-based company specializing in the sales and leasing of temporary construction materials and equipment, pursuant to which we agreed to issue 2,531,645 Common Shares (“First Private Placement Shares”) to Nikken at a purchase price of JPY79 ($0.53) per share, for an aggregate purchase price of JPY199,999,955 ($1,351,625), on April 30, 2025. The objective of this private placement is to undertake a joint project aimed at developing new products. The First Private Placement Shares were issued to Nikken on April 30, 2025.

Under the share subscription agreement, the First Private Placement Shares are restricted for 18 months from being transferred, converted into ADSs representing our Common Shares, or resold in the U.S. stock market where our Common Shares and ADSs are registered.

Public Offering

On May 27, 2025, the Company announced the closing of its public offering (the “May 2025 Offering”) of 6,100,000 Common Shares, each represented by one ADS, at a price of $0.30 per ADS. We raised $1,830,000 in gross proceeds from the May 2025 Offering, before deducting placement agents’ fee and other related expenses. Net proceeds of the May 2025 Offering were approximately $1,020,000.

Private Placement with MCC and You Planning

On July 28, 2025, we entered into certain share subscription agreements with MCC Venture Capital Limited Liability Company (“MCC”) and You Planning Limited Liability Company (“You Planning”), respectively. MCC and You Planning are Osaka-based venture capital firms. Pursuant to the share subscription agreements, we agreed to issue each investor 649,351 Common Shares, totaling 1,298,702 Common Shares (“Second Private Placement Shares”), at a purchase price of JPY77 ($0.52) per share, for a respective total purchase price of JPY50,000,027 ($337,907) per each investor, on August 18, 2025. The aggregate amount of equity capital raised by the issuance of the Second Private Placement Shares was JPY100,000,054 ($675,814). The Second Private Placement Shares were issued to MCC and You Planning on August 18, 2025.

Under the share subscription agreements, the Second Private Placement Shares are subject to a six-month restriction starting August 18, 2025, during which they may not be transferred, converted into the ADSs representing our common shares, or resold in the U.S. stock market where the Common Shares and ADSs are trading.

Elimination of the Audit and Supervisory Board and Establishment of the Audit and Supervisory Committee

On September 30, 2025, our shareholders approved the termination of the Company’s audit and supervisory board and the establishment of the audit and supervisory committee, a committee within the Company’s board of directors. As a result, the Company became a “company with audit and supervisory committee” under Japanese laws. See “Item 6. Directors, Senior Management and Employees—C. Board Practice—Audit and Supervisory Committee” for details of the audit and supervisory committee.

Issuance of Common Shares to Mr. Hideaki Horikiri

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Issuance of Common Shares to Mr. Hideaki Horikiri.”

Issuance of Common Shares to Mr. Hiroshi Furukawa

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Issuance of Common Shares to Mr. Hiroshi Furukawa.”

Nasdaq Minimum Bid Requirement and Reverse Share Split

On April 22, 2025, we received a letter from the Listings Qualifications Department of Nasdaq, notifying us that we had not been in compliance with the Minimum Bid Price Requirement for a period of consecutive 30 business days from March 10, 2025 to April 21, 2025. On June 25, 2025, the Company received a letter from Nasdaq stating that the Company regained compliance with the Minimum Bid Price Requirement by maintaining a minimum closing bid price of the ADSs of $1.00 or greater per ADS for the preceding 10 consecutive business days, from June 10, 2025 to June 24, 2025, and that this matter was now closed. The details of the foregoing notice are described in the report of foreign private issuer on Form 6-K filed with the SEC on July 2, 2025 (File No. 001-42470), which is incorporated by reference herein.

On August 26, 2025, we received another letter from the Listings Qualifications Department, notifying us that we had not been in compliance with the Minimum Bid Price Requirement for a period of consecutive 30 business days from July 15, 2025 to August 25, 2025. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we have been provided 180 calendar days, or until February 23, 2026, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the ADSs must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. On December 29, 2025, our shareholders resolved to implement reverse share split at the reverse share split ratio of 1-for-30, which became effective on January 26, 2026. The details of the foregoing notice are described in the report of foreign private issuer on Form 6-K filed with the SEC on August 29, 2025 (File No. 001-42470), which is incorporated by reference herein.

On December 29, 2025, we held the 2026 annual general meeting of shareholders, at which our shareholders resolved, among other things, as a special resolution, the reverse share split of all of the authorized, issued, and outstanding Common Shares, at the reverse share split ratio of 1-for-30, to be effective on January 26, 2026. The reverse share split was proposed so that we can meet the Minimum Bid Price Requirement and mitigate the risk of us being delisted from Nasdaq. On January 26, 2026, the reverse share split became effective. The details of the foregoing notice are described in the report of foreign private issuer on Form 6-K filed with the SEC on January 26, 2025 (File No. 001-42470), which is incorporated by reference herein.

On February 10, 2026, the Company received a letter from Nasdaq stating that the Company regained compliance with the Minimum Bid Price Requirement by maintaining a minimum closing bid price of the ADSs of $1.00 or greater per ADS for the preceding 10 consecutive business days, from January 26, 2026 to February 9, 2026, and that this matter was now closed. The details of the foregoing notice are described in the report of foreign private issuer on Form 6-K filed with the SEC on February 11, 2026 (File No. 001-42470), which is incorporated by reference herein.

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

For the fiscal years ended September 30, 2025, 2024, and 2023, we had a total revenue of JPY544,690 thousand (approximately $3,681 thousand), JPY784,403 thousand, and JPY559,521 thousand, respectively. Revenue generated from the sales of product equipment was JPY447,069 thousand (approximately $3,021 thousand), JPY627,720 thousand, and JPY465,691 thousand for the fiscal years ended September 30, 2025, 2024, and 2023, respectively. Revenue derived from SaaS, maintenance and others was JPY97,621 thousand (approximately $660 thousand), JPY156,683 thousand, and JPY93,830 thousand for the fiscal years ended September 30, 2025, 2024, and 2023, respectively.

However, our revenue has been uncertain and volatile, subject to our supply chain of Wi-Fi Chips. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Revenue generated from our development and sales of mesh Wi-Fi access points, PCWL series, have been uncertain and volatile, subject to our supply chain of Wi-Fi Chips,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—A shortage of Wi-Fi Chips or labor, or increases in their costs, could delay delivery and launch of our mesh Wi-Fi access points or increase its cost, which could materially and adversely affect us,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Impacting Our Operating Results—Changes in supply or price of Wi-Fi Chips or labor costs.” Moreover, during the fiscal years ended September 30, 2025, 2024, and 2023, we recorded a net loss. During the fiscal year ended September 30, 2025, 2024, and 2023, the net loss was JPY626,312 thousand (approximately $4,233 thousand), JPY479,921 thousand, and JPY633,956 thousand, respectively. See our audited financial statements for the fiscal years ended September 30, 2025, 2024, and 2023. As of September 30, 2025, 2024, and 2023, the Company has net operating loss carryforwards in Japan of approximately JPY3,249 million (approximately $22 million), JPY2,354 million, and JPY1,748 million, respectively, which can be carried forward to offset future taxable income. In addition, as of September 30, 2025, 2024, and 2023, we had accumulated deficit of JPY2,828,980 thousand (approximately $19,119 thousand), JPY2,202,668 thousand, and JPY1,722,747, respectively. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have not been profitable and have incurred negative cash flows in operating activities, both of which may continue in the future” and our audited consolidated financial statements for the fiscal years ended September 30, 2025, 2024, and 2023.

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

Our Head of Corporate Affairs, Mr. Nakanishi, has extensive experience in corporate governance and administration at a Japanese public company listed on the Tokyo Stock Exchange. He also has extensive experience as a human resource director.

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

Prototype products of the PBE module are currently in production, and we are actively engaging with potential manufacturing customers. We anticipate launching the PBE module in December 2026, further solidifying our goal to be a leader in wireless mesh technology.   One major obstacle to implement this growth strategy is maintaining low production cost of our PBE module to meet our customer’s pricing requirement of their own products, in which our PBE module is installed. Since the potential customers for our PBE module are large industrial manufactures which expect to install PBE module in large quantities, if we receive a large quantity of purchase orders from them, we expect to be able to reduce our production costs significantly through mass production and deliver PBE module at a price meeting their price requirements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We might not be able to successfully launch our PBE module as planned, or, if we launch it, we might not be able to offer it at a price which meet our customers’ need. This could impact our revenue and results of operations.”

Global expansion and partnering with local distributors

We are planning to extend the availability of our PCWL mesh Wi-Fi access points to international markets, focusing on the United States and Europe. Our phased approach involves entry into Europe in December 2026 and the United States in June 2028.

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

Figure 2 PicoCELA Products & Services

Our revenue, disaggregated by revenue stream for the fiscal years ended September 30, 2025, 2024, and 2023, , was as follows (in thousands):

(in thousands, except change % data)

	Fiscal Years Ended September 30,				Change (2025 vs 2024)
	2025($)	2025(¥)	2024(¥)	2023(¥)	¥	YoY %
Revenue from product equipment	3,021	447,069	627,720	465,691	(180,651)	-28.8%
Revenue from SaaS, Maintenance and others	660	97,621	156,683	93,830	(59,062)	-37.7%
Total revenue	3,681	544,690	784,403	559,521	(239,713)	-30.6%

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

There were two, three, and two suppliers from whom the purchases made individually represent more than 10% of our total purchases for the fiscal years ended September 30, 2025, 2024, and 2023, respectively. Below are the tables listing our major suppliers for the fiscal years ended September 30, 2025, 2024, and 2023. The amounts in the tables refer to our payment amount paid to our suppliers for the products they manufactured and their services. The percentages refer to the payment amount occupied in our total payment to all our suppliers.

●	Fiscal year ended September 30, 2025

Supplier	Amount for (JPY); Percentage	Major Contract Terms
Compex	JPY177,415 thousand (approximately $1,199 thousand); 60.4%

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

Termination provisions: The agreement may be terminated upon written notice by a party for breach of agreement.

Purchase Order with down payment as negotiated between the parties. Full payment at the time of shipping.

There are no minimum purchase requirements.

Emplus Technologies, Inc. (“Emplus”)	JPY41,081 thousand (approximately $278 thousand); 14%

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

Purchase: The purchase shall be initiated by the Company via issuing separate purchase orders to Emplus.

Payment: The payment shall be made by the Company to Emplus in accordance with separate statement of work.

There are no minimum purchase requirements.

●	Fiscal year ended September 30, 2024

Supplier	Amount for (JPY); Percentage	Major Contract Terms
Emplus	JPY155,236 thousand (approximately $1,084 thousand); 41%

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

Termination provisions: The agreement may be terminated upon written notice by a party for breach of agreement.

Purchase Order with down payment as negotiated between the parties. Full payment at the time of shipping.

There are no minimum purchase requirements.

SolidRun Ltd. (“SolidRun”)	JPY37,999 thousand (approximately $265 thousand); 10%

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

Sales and Marketing

We primarily sell our enterprise-use wireless mesh Wi-Fi network products to major B2B distributors of telecommunication devices and major IT consulting firms in Japan by our enterprise sales team. Our enterprise sales team targets the large enterprises of end purchasers and promotes our products to them by collaborating with distributors and IT consulting firms. Our technical account managers also formulate enterprise-specific solutions for our customers. Distributors provide delivery and installation services when they sell our devices to enterprise users. We collect our sales proceeds from distributors for the Wi-Fi network products sold through them. Approximately 94%, 68%, and 88% of our sales were made through our distributors for the fiscal years ended September 30, 2025, 2024, and 2023, respectively.

We also sell Wi-Fi network products to our end customers directly. Our end customers can place purchase orders with us directly once they require certain products, but they do not sign a framework purchase and sales contract with us. The purchase order normally specifies product model numbers, price per unit, quantity, and expected delivery date. Approximately 6%, 32%, and 12% of our sales are made directly to our end customers for the fiscal years ended September 30, 2025, 2024, and 2023, respectively. In addition, we also sell subscriptions to our Wi-Fi monitoring portal service, PicoManager, to end-user customers of our wireless mesh Wi-Fi network products.

We license our PBE software directly to large manufacturers of telecommunication devices, which allows the licensee companies utilize and install our backhaul software in their communication devices. We charge them licensing fees.

There were three, four, and four from whom the revenue derived individually represents greater than 10% of our total revenue for the years ended September 30, 2025, 2024, and 2023, respectively. Below are the lists of our major customers for the fiscal years ended September 30, 2025, 2024, and 2023.

●	Fiscal year ended September 30, 2025

Customer	Sales Amount (JPY); Percentage	Major Contract Terms
EXEO Group	JPY119,328 thousand (approximately $806 thousand); 22%

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

SCSK Minori Solutions (“SCSK Minori”)	JPY118,190 thousand (approximately $799 thousand); 22%

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

Nikken	JPY89,686 thousand (approximately $606 thousand); 17%

Contract scope: the Company grants Nikken non-exclusive rights to sell the products as negotiated between the parties in Japan.

Term: The initial term was one year from August 22, 2019, the date of execution of the original framework contract. Automatically renewed for successive one-year periods unless either party provides a written notice of its intent not to renew at least three months prior to the expiration of the applicable term.

Price and payment: The prices of the products sold by Nikken to end-users are determined the Company in a form of price list distributed to all distributors. Nikken shall accept the prices before purchasing relevant products from the Company. Nikken shall pay the Company for the products it purchases monthly.

Amount: Nikken shall purchase and maintain at least 15 PCWL-0400 devices and 35 PCWL-0410 devices, half of which shall be purchased by end of September 2019 and all of which shall be purchased by end of March 2020.

Termination provisions: Either party may terminate the agreement anytime during the agreement period with a written notice submitted at least six months in advance. If any of the events specified in the agreement occur in respect to either party, the other party may immediately terminate the agreement, in whole or in part, without any notice.

●	Fiscal year ended September 30, 2024

Customer	Sales Amount (JPY); Percentage	Major Contract Terms
SCSK Minori	JPY207,804 thousand (approximately $1,451 thousand); 26%	See the description of the major contract terms above.

NISHIMATSU CONTSTRUCTION CO., LTD. (“NISHIMATSU”)	JPY123,000 thousand (approximately $859 thousand); 16%

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

EXEO Group	JPY 78,142 thousand (approximately $545 thousand); 10%	See the description of the major contract terms above.

●	Fiscal year ended September 30, 2023

Customer	Sales Amount (JPY); Percentage	Major Contract Terms
SCSK Minori	JPY 205,767 thousand (approximately $1,377 thousand); 34%	See the description of the major contract terms above.

NISHIO HOLDINGS CO., LTD (“NISHIO,” TYO: 9699, the name of which was changed to Nishio Rental Co., Ltd. on April 1, 2023)	JPY 80,682 thousand (approximately $540 thousand); 13%

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

For the fiscal years ended September 30, 2025, 2024, and 2023, we relied on three, three, and two manufacturers, respectively, to manufacture our PCWL series. As of the date of this annual report, we maintain a stable relationship with our major manufacturers.   While we may have certain contractual remedies against them, if any of our major manufacturers becomes unable or unwilling to continue to manufacture our PCWL series, such remedies may not be sufficient in scope, we may not be able to effectively enforce such remedies, and we may incur significant costs in enforcing such remedies. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We rely on third parties to manufacture our mesh Wi-Fi access points devices we offer, and depend on them for the supply and quality of our products” and “Business—Manufacturing and Suppliers.”

Intellectual Property

We value our intellectual property. We rely on a combination of patents, trademarks, domain name registrations, and contractual restrictions to establish and protect our technologies, brand name and logos, marketing designs, and internet domain names.

Domain name

As of the date of this annual report, we have one registered domain name: https://picocela.com/.

Trademark information

As of the date of this annual report, we have eight registered trademarks in Japan as follows:

No.	Trademark	Trademark Name	Class	Registration Number	Registration Date	Valid Until
1		Picocela	09	5305139	02/26/2010	02/26/2030

2		PC	09	53055140	02/26/2010	02/26/2030

3		PicoCELA	09; 42	6058941	07/06/2018	07/06/2028

4	PicoManager	09; 42	6058942	07/06/2018	07/06/2028

5	PCWL	09; 42	6168808	08/02/2019	08/02/2029

6	稼ぐWi-Fi	35; 42	6369881	03/29/2021	03/29/2031

7	PicoCELA	09; 42	6851588	10/07/2024	10/07/2034

8	PicoMesh	09; 42	6958219	08/18/2025	08/18/2035

In addition, we have four pending trademark applications in the U.S., as of the date of this annual report.

Patents

As of the date of this annual report, we have 22 patents in Japan, 12 patents in the U.S., seven patents in Europe, five patents in mainland China, four patents in Taiwan, and one patent in Australia, respectively, totaling 51 patents. Patent applications filed in different countries for the same invention are counted individually.

As of the date of this annual report, of total 51 patents of inventions, 21 patents of inventions are registered and owned by Kyushu University and exclusively licensed to us. Another 30 patents of inventions are registered and owned by us. Of the 21 patents licensed by Kyushu University, six patents as indicated below are currently used in our products, including PCWL series and PBE module. All of the 21 patents owned by us are used in our products.

Set forth below is a detailed description of our registered patents:

No.	Country	Registration No.	Name	Registration/Filing Date	Expiration Date	Patent Status	Patent Registrant
1	Japan	JP5515072B2	Network system, node, packet forwarding method, program, and recording medium	04/11/2014	01/29/2028	Registered and effective	Kyushu University*
2	Japan	JP5388137B2	Network system, node, packet forwarding method, program, and recording medium	10/18/2013	03/30/2029	Registered and effective	Kyushu University*
3	Japan	JP5777112B2**	Communication system, master node, the routing method and program	06/17/2015	02/22/2031	Registered and effective	Kyushu University*
4	Japan	JP5493131B2	Packet communication system, emission control apparatus, antenna control method and computer program	03/14/2014	09/08/2030	Registered and effective	Kyushu University*
5	Japan	JP5888785B2	The transmission period determining method, the transmission cycle decision apparatus and program	02/26/2016	02/17/2032	Registered and effective	Kyushu University*
6	Japan	JP5652872B2	Wireless relay device, wireless relay method, and program	11/28/2014	12/03/2030	Registered and effective	PicoCELA
7	Japan	JP6413054B2	Network system, path control method, node, and program	10/12/2018	10/31/2033	Registered and effective	PicoCELA
8	Japan	JP6508745B2	Network system, method and program	04/12/2019	10/31/2033	Registered and effective	PicoCELA
9	Japan	JP7025479B2	The reception status display method, node, slave nodes, and program	02/15/2022	10/31/2033	Registered and effective	PicoCELA
10	Japan	JP6624780B2	Positioning method, server, and program	12/06/2019	12/10/2034	Registered and effective	PicoCELA
11	Japan	JP6580462B2	Network system, node, communication method, and program	09/06/2019	11/02/2035	Registered and effective	PicoCELA
12	Japan	JP6905275B2	Network system, node, communication method, and program	06/29/2021	11/02/2035	Registered and effective	PicoCELA
13	Japan	JP7218852	The wireless routing control method, a radio communication system, a radio node, and a radio path control program	01/30/2023	05/02/2038	Registered and effective	PicoCELA
14	Japan	JP7152476	The wireless routing control method, a radio communication system, a radio node, and a radio path control program	10/03/2022	05/02/2038	Registered and effective	PicoCELA

No.	Country	Registration No.	Name	Registration/Filing Date	Expiration Date	Patent Status	Patent Registrant
15	Japan	JP7465462B	Wireless communication system and wireless nodes	04/03/2024	11/06/2039	Registered and effective	PicoCELA
16	Japan	JP7307909B	The wireless nodes, wireless communication system, and wireless communication method	07/05/2023	11/29/2039	Registered and effective	PicoCELA
17	Japan	JP7352241B	Radio communication system, radio communication method, and radio nodes.	09/20/2023	11/29/2039	Registered and effective	PicoCELA
18	Japan	JP7557817B	Node	09/19/2024	09/19/2044	Registered and effective	PicoCELA
19	Japan	JP7620278B	Wireless route control method, wireless communication system, and wireless node	01/18/2023	01/18/2043	Registered and effective	PicoCELA
20	Japan	JP7565546B	Wireless node, wireless communication system, and wireless communication method	06/22/2023	06/22/2043	Registered and effective	PicoCELA
21	Japan	JP7549851B	Wireless node, wireless communication system, and wireless communication method	09/06/2023	09/06/2043	Registered and effective	PicoCELA
22	Japan	JP7539679B	Node, system, method, and program	01/15/2024	01/15/2044	Registered and effective	PicoCELA
23	U.S.	US08526365B2	Network system, node, packet forwarding method, program, and recording medium	01/28/2009 (PCT (“Patent Cooperation Treaty”) filed)	01/27/2029	Registered and effective	Kyushu University*
24	U.S.	US09220047B2	Network system, node, packet forwarding method, program, and recording medium	03/30/2009 (PCT filed)	03/29/2029	Registered and effective	Kyushu University*
25	U.S.	US08693366B2**	Communication system, a slave node, a route making method and a program	02/23/2011 (PCT filed)	02/22/2031	Registered and effective	Kyushu University*
26	U.S.	US08937986B2	Packet communication system, emission control apparatus, antenna control method and computer program	09/07/2011 (PCT filed)	09/06/2031	Registered and effective	Kyushu University*
27	U.S.	US09154981B2	Transmission period determination method, transmission period determination device and program	02/17/2012 (PCT filed)	02/16/2032	Registered and effective	Kyushu University*
28	U.S.	US10862707B2	Network system, node, frame communication method, and program	11/01/2016 (PCT filed)	10/31/2036	Registered and effective	PicoCELA
29	U.S.	US11019550B2	Controlling tree topology over mesh topology based on autonomous decentralized control	05/02/2019	05/01/2039	Registered and effective	PicoCELA
30	U.S.	US11765639B2	Controlling tree topology over mesh topology based on autonomous decentralized control	04/23/2021	04/22/2041	Registered and effective	PicoCELA
31	U.S.	US11483757B2	Wireless route control method, wireless communication system, and wireless node	05/02/2018 (PCT filed)	05/01/2038	Registered and effective	PicoCELA
32	U.S.	US11838847B2	Wireless route control method, wireless communication system, and wireless node	09/22/2022	09/21/2042	Registered and effective	PicoCELA
33	U.S.	US12143915B2	Controlling tree topology over mesh topology based on autonomous decentralized control	08/08/2023	08/08/2043	Registered and effective	PicoCELA
34	U.S.	US12200597B2	Wireless route control method, wireless communication system, and wireless node	10/24/2023	10/24/2043	Registered and effective	PicoCELA

No.	Country	Registration No.	Name	Registration/Filing Date	Expiration Date	Patent Status	Patent Registrant
35	Australia	AU2011218961B2**	Communications system, slave node, route building method, and program	02/22/2011	02/22/2031	Registered and effective	Kyushu University*
36	China	CN102792737B**	Communications system, slave node, route building method, and program	03/25/2015	02/22/2031	Registered and effective	Kyushu University*
37	China	CN103460748B	Transmission period determination method, transmission period determination device and program	02/15/2017	02/17/2032	Registered and effective	Kyushu University*
38	China	ZL201680063517.2	Network system, node, frame communication method, and computer storage medium	02/25/2022	11/01/2036	Registered and effective	PicoCELA
39	China	ZL201910343794.4	Wireless route control method, wireless communication system, and wireless node and storage medium	05/12/2023	04/26/2039	Registered and effective	PicoCELA
40	China	ZL201880093076.X	Wireless route control method, wireless communication system, and wireless node	05/02/2018	05/02/2038	Registered and effective	PicoCELA
41	Europe	EP2242326B2	Network system, packet forwarding method, program, and recording medium	01/28/2009	01/27/2029	Registered and effective	Kyushu University*
42	Europe	EP2268083B1	Network system, node, packet forwarding method, program, and recording medium	03/30/2009	03/29/2029	Registered and effective	Kyushu University*
43	Europe	EP2541989B1**	Communications system, slave node, route building method, and program	02/22/2011	02/21/2031	Registered and effective	Kyushu University*
44	Europe	EP2677796B1	Transmission period determination method, transmission period determination device, and program	02/17/2012	02/16/2032	Registered and effective	Kyushu University*
45	Europe	EP3373691B1	Network system, node, frame communication method, and program	11/01/2016	10/31/2036	Registered and effective	PicoCELA
46	Europe	EP3565314B1	Wireless route control method, wireless communication system, and wireless node	05/02/2018	05/01/2038	Registered and effective	PicoCELA
47	Europe	EP3790321	Wireless route control method, wireless communication system, wireless node, and wireless route control program	12/04/2024	05/02/2038	Registered and effective	PicoCELA
48	Taiwan	TWI457034B	Network system, node, packet forwarding method, program, and recording medium	10/11/2014	01/22/2029	Registered and effective	Kyushu University*
49	Taiwan	TWI472245B**	Communications system, slave node, route building method, and program	02/01/2015	02/21/2031	Registered and effective	Kyushu University*
50	Taiwan	TWI517619B	Packet communication system, emission control apparatus, antenna control method and computer program	01/11/2016	09/06/2031	Registered and effective	Kyushu University*
51	Taiwan	TWI520629B	Transmission period determination method, transmission period determination device, and program	02/01/2016	02/15/2032	Registered and effective	Kyushu University*

Additionally, as of the date of this annual report, we have one pending patent applications in Japan.

*	As of the date of this annual report, there are 21 patents of inventions created by Hiroshi Furukawa, the founder and CEO of PicoCELA, when he was a professor at Kyushu University. These patents are owned by Kyushu University and PicoCELA has been granted an exclusive license to such Kyushu University’s patents (the “Licensed Patents”). The exclusive license was granted on April 1, 2014 and has been renewed until March 31, 2028.

**	As of the date of this annual report, six patents licensed from Kyushu University are used in our products, including PCWL series and PBE module.

The key provisions of our license agreement with Kyushu University include:

-	licensed patents: the 21 patents as listed in the table above;
-	licensed region: The country or region where the patent is registered;
-	licensed mode: all formats allowed under the patent laws of the country or region where the patent is registered;
-	sub-contracting to a third-party manufacturer and sub-licensing are both allowed;
-	the license is exclusive;
-	authorized products: the Licensed Patents can only be used in products that these patents of inventions are used;
-	consideration and payment:

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

As of the date of this annual report, the license will expire on March 31, 2028, subject to other termination provisions. Based on our past experience, the agreement is likely to be renewed on the same terms as are currently in effect.

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

Employees

We had 55, 53, and 55 full-time employees and two, two, and two temporary employees as of September 30, 2025, 2024, and 2023, respectively. The following table sets forth the number of our full-time employees categorized by areas of operations as of September 30, 2025:

Function:	Number
Management	7
Finance	5
Sales and product	19
Engineering	20
Administrative and human resources	4
Total	55

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

In addition to our full-time employees, we had two, two and two independent contractors as of September 30, 2025, 2024, and 2023, respectively. These independent contractors are based in Poland and are primarily responsible for engineering and technical consultation.

We believe that we maintain a good working relationship with our employees, and we have not experienced material labor disputes in the past. None of our employees is represented by a labor union.

Seasonality

Our business is not subject to seasonal fluctuations.

Properties

We do not own any real estate. Our principal executive office is located in Tokyo, Japan, where we lease offices on the 4th and 5th floor of SANOS Building, located at 2-34-5 Ningyocho, Nihonbashi, Chuo-ku, Tokyo, from an independent third party with a total area of approximately 1,004 square feet. The lease term for the office on the 4th floor is from July 27, 2024 to July 26, 2026, with a monthly rent of JPY240,000. The current lease term for the office on the 5th floor is from June 13, 2025 to June 12, 2027, with a monthly rent of JPY125,000.   We lease another office at Handa Building, 1-17-1, Nihonbashi-Kaigaracho, Chuo-ku, Tokyo from an independent third party with an area of approximately 609 square feet. The lease term for this office is from March 19, 2024 to March 18, 2026, with a monthly rent of JPY145,435.

We lease offices in Fukuoka, Japan, from an independent third party with an area of approximately 953 square feet, with a lease term from February 1, 2025 to January 31, 2027 and a monthly rent of JPY202,716.

We also lease offices in Warsaw, Poland, from an independent third party with an area of approximately 156 square feet, with a flexible lease until either party terminates it and a monthly rent of PLN3,750. This office is intended to provide a working space for the two local engineering contractors we engage there. We do not have business operations in Poland as of the date of this annual report.

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

Personal information

The Personal Information Protection Act of Japan (Act No. 57 of 2003, as amended) and related guidelines impose various requirements on businesses that use database containing personally identifiable information, including employee’s data, such as appropriate custody of such information and restrictions on information sharing with third parties. Non-compliance with any order issued by the Personal Information Protection Commission or any other relevant authorities to take necessary measures to comply with the act could result in criminal and/or administrative sanctions. As a result of recent amendments, pseudonymized information (kamei kako joho) and individual-related information (kojin kanren joho) are subject to the Personal Information Protection Act. As we do not collect the personal information of our customers, this law applies to us only because we collect personal information of our employees necessary to comply with labor laws and payroll tax regulations as well as for our human resource management purposes. We believe that we are in compliance with these regulations as of the date of this annual report.

Advertising

The Premiums and Representations Act (Act No. 134 of 1962, as amended) stipulates the restricted methods and means of various advertisements, representations, and sales promotions, in a broad sense. When we advertise our products, we must provide appropriate information under this act, so as not to mislead our customers. We believe that we are in compliance with these regulations as of the date of this annual report.

Labor laws

There are various labor-related laws in Japan, including the Labor Standards Act (Act No. 49 of 1947, as amended), the Industrial Safety and Health Act (Act No. 57 of 1972, as amended), and the Labor Contracts Act (Act No. 128 of 2007). The Labor Standards Act regulates, among others, minimum standards for working conditions, such as working hours, leave periods, and leave days. The Industrial Safety and Health Act requires, among others, the implementation of measures to secure employee safety and protect the health of workers in the workplace. The Labor Contracts Act regulates, among others, the change of terms of employment contracts and work rules, and dismissal and disciplinary action. We believe that we are in compliance with these regulations as of the date of this annual report.

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

A. Operating Results

Comparison of Results of Operations for the Fiscal Years Ended September 30, 2025 and 2024

The following table sets forth our statements of operations for the fiscal years ended September 30, 2025 and 2024:

(in thousands, except change % data)

	Fiscal Year Ended September 30,			Change 2025 vs 2024
	2025($)	2025(¥)	2024(¥)	¥	YoY %
Revenue from product equipment	3,021	447,069	627,720	(180,651)	-28.8%
Revenue from SaaS, Maintenance and others	660	97,621	156,683	(59,062)	-37.7%
Total revenues	3,681	544,690	784,403	(239,713)	-30.6%
Cost of revenues	1,717	254,079	361,202	(107,123)	-29.7%
Selling, general and administrative expenses	6,029	892,048	870,385	21,663	2.5%
Operating loss	(4,065)	(601,437)	(447,184)	(154,253)	34.5%
Interest income (expense), net	(118)	(17,412)	(31,028)	13,616	-43.9%
Other income (expense), net	(50)	(7,463)	(1,709)	(5,754)	336.7%
Net loss before tax	(4,233)	(626,312)	(479,921)	(146,391)	30.5%
Income tax benefit (expense)	-	-	-	-	0.0%
Net loss	(4,233)	(626,312)	(479,921)	(146,391)	30.5%

Revenue

Revenue decreased by JPY239,713 thousand, or 30.6%, year-over-year to JPY544,690 thousand (approximately $3,681 thousand). The decrease was primarily driven by following factors:

●	Revenue from product equipment decreased by JPY180,651 thousand, mainly due to the delay in completion and delivery of our tailor-made products for special industry-use customers.
●	Revenue from SaaS and maintenance services decreased by JPY59,062 thousand, mainly due to the decrease in revenue from the hardware products.

Cost of Revenue

Cost of revenue decreased by JPY107,123 thousand, or 29.7%, year-over-year to JPY254,079 thousand (approximately $1,717 thousand), reflecting the lower direct costs associated with the lower revenue during the fiscal year ended September 30, 2025.

Selling, General and Administrative Expenses (“SG&A expenses”)

SG&A expenses increased by JPY21,663 thousand, or 2.5%, year-over-year to JPY892,048 thousand (approximately $6,028 thousand), primarily due to professional fees and expenses related to the US securities depositary and the filing of the reports required for the US securities registration.

Interest Income (Expense), net

Interest expense decreased from JPY31,028 thousand in the fiscal year ended September 30, 2024 to JPY17,412 thousand in the fiscal year ended September 30, 2025, mainly due to the decrease in borrowings.

Other Income (Expense), net

Other expenses increased by JPY5,754 thousand, or 336.7%, year-over-year to JPY7,463 thousand (approximately $50 thousand).

Net Loss

As a result of the foregoing, the net loss was JPY626,312 thousand during the fiscal year ended September 30, 2025 compared to the net loss of JPY479,921 thousand during the fiscal year ended September 30, 2024.

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

Revenue

Revenue increased by JPY224,882 thousand, or 40.2%, year-over-year to JPY784,403 thousand. The increase was primarily driven by following factors:

●	Revenue from product equipment increased by JPY159,791 thousand, mainly due to the increased demand for our new products launched in the second half of fiscal year ended September 30, 2023.
●	Revenue from SaaS and maintenance services increased by JPY65,091 thousand, mainly due to the increase in product equipment sold.

Cost of Revenue

Cost of revenue increased by JPY71,112 thousand, or 24.5%, year-over-year to JPY361,202 thousand, reflecting the higher direct costs associated with the higher revenue during the fiscal year ended September 30, 2024.

Selling, General and Administrative Expenses (“SG&A expenses”)

SG&A expenses decreased by JPY27,580 thousand, or 3.1%, year-over-year to JPY870,385 thousand, primarily due to efficient marketing spending.

Interest Income (Expense), net

Interest income (expense) decreased from the interest income of JPY245 thousand in the fiscal year ended September 30, 2023 to the interest expense of JPY31,028 thousand in the fiscal year ended September 30, 2024, mainly due to the increase in borrowings.

Other Income (Expense), net

Other expenses decreased by JPY3,958 thousand, or 69.8%, year-over-year to JPY1,709 thousand, primarily due to the decrease in foreign currency settlement losses.

Net Loss

As a result of the foregoing, the net loss was JPY479,921 thousand during the fiscal year ended September 30, 2024 compared to the net loss of JPY633,956 thousand during the fiscal year ended September 30, 2023.

Comparison of Results of Operations for the Fiscal Years Ended September 30, 2023 and 2022

The following table sets forth our statements of operations for the fiscal years ended September 30, 2023 and 2022:

(in thousands, except change % data)
	Fiscal Years Ended September 30,			Change (2023 vs 2022)
	2023 ($)	2023 (¥)	2022(¥)	¥	YoY %
Revenue from product equipment	3,251	465,691	540,857	(75,166)	-13.9%
Revenue from SaaS, maintenance and others	655	93,830	141,264	(47,434)	-33.6%
Total revenue	3,906	559,521	682,121	(122,600)	-18.0%
Cost of revenue	2,025	290,090	244,815	45,275	18.5%
Selling, general and administrative expenses	6,269	897,965	453,545	444,420	98.0%
Operating loss	(4,388)	(628,534)	(16,239)	(612,295)	3770.5%
Other income (expense), net	(38)	(5,422)	11,059	(16,481)	-149.0%
Net loss before tax	(4,426)	(633,956)	(5,180)	(628,776)	12138.5%
Income tax benefit (expense)	-	-	-	-	0.0%
Net loss	(4,426)	(633,956)	(5,180)	(628,776)	12138.5%

Revenue

Revenue decreased by JPY122,600 thousand, or 18.0%, from JPY682,121 thousand for the fiscal year ended September 30, 2022 to JPY559,521 thousand for the fiscal year ended September 30, 2023. The decrease was primarily driven by following factors:

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

Cost of Revenue

Cost of revenue increased by JPY45,275 thousand, or 18.5%, year-over-year from JPY244,815 thousand for the fiscal year ended September 30, 2022 to JPY290,090 thousand for the fiscal year ended September 30, 2023. The cost of revenue increased while revenue decreased primarily due to sharp depreciation of yen against U.S. dollars, driving up our outsourced manufacturing costs of PCWL devices. In addition, extra-manufacturing and engineering costs was incurred to adjust the new product’s design to cope with Wi-Fi IC chip shortage.

Selling, General and Administrative Expenses

SG&A expenses increased by JPY444,420 thousand, or 98.0%, year-over-year from JPY453,545 thousand for the fiscal year ended September 30, 2022 to JPY 897,965 thousand for the fiscal year ended September 30, 2023. This was primarily due to an employee headcount increase from 44 to 59 at September 30, 2022 and 2023, respectively. There was also an increase in research and development costs and marketing and sales promotion expenses.

Other Income (Expense), net

Other income (expense), net decreased by JPY 16,481 thousand, or 149.0%, year-over-year from the income of JPY11,059 thousand during the fiscal year ended September 30, 2022 to the expense of JPY 5,422 thousand during the fiscal year ended September 30, 2023 primarily due to foreign exchange loss incurred due to yen’s sharp depreciation against U.S. dollars.

Net Loss

As a result of the foregoing, the net loss was JPY 633,956 thousand during the fiscal year ended September 30, 2023 compared to the net loss of JPY 5,180 thousand during the fiscal year ended September 30, 2022.

B. Liquidity and Capital Resources

As of September 30, 2024 and 2023, we had cash of JPY456,775 thousand and JPY427,967 thousand, respectively. Liquidity is a measure of our ability to meet potential cash requirements. We generally funded our operations with cash flow from operations, and, when needed, borrowing from Japanese financial institutions and capital injections from our principal shareholders. Our principal use of liquidity has been to fund our daily operations and working capital. We expect that our cash and cash equivalents will be sufficient to fund our operating expenses and cash obligations for the next 12 months, although our ability to continue as a going concern depends upon our ability to attract and retain revenue generating customers, acquire new customer contracts, and secure additional financing.

Cash flows for the fiscal years ended September 30, 2025 and 2024

(Yen in thousands)	Fiscal Years Ended September 30,
	2025	2024
Cash flows from operating activities:
Net loss	¥(626,312)	¥(479,921)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	26,528	20,668
Loss on disposal of assets	-	28
Noncash operating lease expense	9,442	10,660
Share-based compensation expense	5,213	-
Changes in assets and liabilities:
Accounts receivable	169,679	(6,604)
Related party receivable	(30,829)	54,678
Inventories	(57,650)	(22,739)
Advance payments	(53,329)	79,100
Prepaid expenses and other current assets	5,288	(12,246)
Other assets	4,511	2,593
Accounts payable	(5,054)	30
Contract liabilities	41,562	75,307
Accrued expenses and other liabilities	(23,628)	46,293
Operating lease liabilities	(9,441)	(10,660)
Net cash used in operating activities	(544,020)	(242,813)
Cash flows from investing activities:
Purchases of property and equipment	(28,338)	(18,814)
Purchases of intangible assets	(17,659)	(25,211)
Net cash used in investing activities	(45,997)	(44,025)
Cash flows from financing activities:
Proceeds from borrowing	372,292	501,000
Payments on borrowing	(346,170)	(496,022)
Proceeds from convertible bond	-	299,997
Repayments of convertible bond	(299,997)	-
Proceeds from common stock issuance	1,241,458	-
Proceeds from preferred C stock issuance	-	138,720
Payments on deferred offering costs	(299,452)	(128,049)
Net cash provided by financing activities	668,131	315,646
Net increase in cash and cash equivalents	78,114	28,808
Cash and cash equivalents at beginning of year	456,775	427,967
Cash and cash equivalents at end of year	¥534,889	¥456,775

Operating Activities

Net cash used in operating activities increased from JPY242,813 thousand during the fiscal year ended September 30, 2024 to JPY544,020 thousand (approximately $3,677 thousand) during the fiscal year ended September 30, 2025. The increase was primarily due to the larger loss we had during the fiscal year ended September 30, 2025.

Investing Activities

Net cash used in investing activities increased slightly from JPY44,025 thousand during the fiscal year ended September 30, 2024 to JPY45,997 thousand (approximately $311 thousand) during the fiscal year ended September 30, 2025. The increase was mainly due to the purchase of property and equipment.

Financing Activities

Net cash provided by financing activities increased from JPY315,646 thousand during the fiscal year ended September 30, 2024 to JPY668,131 thousand (approximately $4,515 thousand) during the fiscal year ended September 30, 2025. The increase was primarily due to the proceeds received from issuance of common stocks during the fiscal year ended September 30, 2025.

Cash flows for the fiscal years ended September 30, 2024 and 2023:

(Yen in thousands)	Fiscal Years Ended September 30,
	2024	2023
Cash flows from operating activities:
Net loss	¥(479,921)	¥(633,956)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	20,668	12,176
Loss on disposal of assets	28	43
Noncash operating lease expense	10,660	9,835
Changes in assets and liabilities:
Accounts receivable	(6,604)	52,728
Related party receivable	54,678	(48,693)
Inventories	(22,739)	(114,057)
Advance payments	79,100	(49,052)
Prepaid expenses and other current assets	(12,246)	(34,351)
Other assets	2,593	(3,921)
Accounts payable	30	1,736
Contract liabilities	75,307	47,915
Accrued expenses and other liabilities	46,293	29,646
Operating lease liabilities	(10,660)	(9,964)
Net cash used in operating activities	(242,813)	(739,915)
Cash flows from investing activities:
Purchases of property and equipment	(18,814)	(20,477)
Purchases of intangible assets	(25,211)	-
Net cash used in investing activities	(44,025)	(20,477)
Cash flows from financing activities:
Proceeds from borrowing	501,000	250,000
Payments on borrowing	(496,022)	(109,068)
Proceeds from convertible bond	299,997	-
Proceeds from common stock issuance	-	9,890
Proceeds from preferred C stock issuance	138,720	852,137
Payments on deferred IPO costs	(128,049)	(77,700)
Net cash provided by (used in) financing activities	315,646	925,259
Net increase (decrease) in cash and cash equivalents	28,808	164,867
Cash and cash equivalents at beginning of year	427,967	263,100
Cash and cash equivalents at end of year	¥456,775	¥427,967

Operating Activities

Net cash used in operating activities decreased from JPY739,915 thousand during the fiscal year ended September 30, 2023 to JPY242,813 thousand during the fiscal year ended September 30, 2024. The decrease was primarily due to the smaller loss we had during the fiscal year ended September 30, 2024.

Investing Activities

Net cash used in investing activities increased from JPY20,477 thousand during the fiscal year ended September 30, 2023 to JPY44,025 thousand during the fiscal year ended September 30, 2024. The increase was mainly due to the purchase of software.

Financing Activities

Net cash provided by financing activities decreased from JPY925,259 thousand to JPY315,646 thousand. The decrease was primarily due to financing through issuance of preferred share issuance during the fiscal year ended September 30, 2023 and the increase in payments for borrowing which was partially offset by financing through convertible bonds during the fiscal year ended September 30, 2024.

Cash flows for the fiscal years ended September 30, 2023 and 2022

As of September 30, 2023 and 2022, we had cash of JPY427,967 thousand and JPY263,100 thousand, respectively. Liquidity is a measure of our ability to meet potential cash requirements. We generally funded our operations with cash flow from operations, and, when needed, borrowing from Japanese financial institutions and obtain capital injections from our principal shareholders. Our principal use of liquidity has been to fund our daily operations and working capital.

	Fiscal Years Ended September 30,
	2023	2022
	(in thousands of Japanese yen)
Cash flows from operating activities:
Net loss	¥(633,956)	¥(5,180)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	12,176	8,234
Loss (gain) on disposal of assets	43	-
Noncash operating lease expense	9,835	8,901
Changes in assets and liabilities:
Accounts receivable	4,035	(158,421)
Inventories	(114,057)	30,139
Advance payments	(49,052)	(22,519)
Prepaid expenses and other current assets	(34,351)	4,418
Other assets	(3,921)	(4,288)
Accounts payable	1,736	(4,182)
Contract liabilities	47,915	16,215
Accrued expenses and other liabilities	29,646	20,325
Operating lease liabilities	(9,964)	(8,900)
Net cash used in operating activities	(739,915)	(115,258)
Cash flows from investing activities:
Purchases of property and equipment	(20,477)	(3,561)
Purchases of intangible assets	-	(11,886)
Net cash used in investing activities	(20,477)	(15,447)
Cash flows from financing activities:
Proceeds from borrowing	250,000	-
Payments on borrowing	(109,068)	(6,588)
Proceeds from Common Shares issuance	9,890	-
Proceeds from Class C preferred shares issuance	852,137	-
Payments on deferred IPO costs	(77,700)	-
Net cash (used in) provided by financing activities	925,259	(6,588)
Net decrease in cash and cash equivalents	164,867	(137,293)
Cash and cash equivalents at beginning of year	263,100	400,393
Cash and cash equivalents at end of year	¥427,967	¥263,100

Operating Activities

Net cash used in operating activities increased from JPY 115,258 thousand during the fiscal year ended September 30, 2022 to JPY 739,915 thousand during the fiscal year ended September 30, 2023. The increase was primarily due to net loss from operations.

Investing Activities

Net cash used in investing activities increased from JPY 15,447 thousand during the fiscal year ended September 30, 2022 to JPY 20,477 thousand during the fiscal year ended September 30, 2023. The increase was mainly due to the purchase of technical equipment for research and development.

Financing Activities

Net cash provided by financing activities increased from the cash use of JPY6,588 during the fiscal year ended September 30, 2022 to the source of JPY925,259 thousand during the fiscal year ended September 30, 2023. The increase was primarily due to financing by preferred share issuance and additional bank borrowings.

Contractual Obligations and Commitments

As of September 30, 2025, the Company had a total of JPY281,727 thousand (approximately $1,904 thousand) contractual obligations for future payments.

	As of September 30, 2025
Yen in thousands	Payments due by period:
	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
Long-term debt	¥272,376	¥261,940	¥10,436	¥-	¥-
Operating lease payments	9,351	7,540	1,811	—	—
Total	¥281,727	¥269,480	¥12,247	¥-	¥-

As of September 30, 2024, the Company had a total of JPY257,500 thousand contractual obligations for future payments.

	As of September 30, 2024
Yen in thousands	Payments due by period:
	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
Long-term debt	¥59,604	¥31,320	¥21,644	¥6,640	¥-
Short-term debt	186,650	186,650	—	—	—
Bonds		—	299,997	—	—
Operating lease payments	11,246	7,639	3,607	—	—
Total	¥257,500	¥225,609	¥325,248	¥6,640	¥-

Capital Expenditures

Our capital expenditures primarily consist of acquisitions of machinery, equipment, and intangible assets, including trademarks and software.

During the fiscal years ended September 30, 2025, 2024 and 2023, we spent JPY45,997 thousand, JPY44,025 thousand and JPY20,477 thousand, respectively, on the acquisitions of machinery, equipment, and intangible assets.

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

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and finite-lived intangible assets are reviewed for impairment whenever events and circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount unless the Company is able to satisfy itself that there is no impairment loss by doing some analysis without the need for detailed projections. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined using various valuation techniques depending on the type and nature of assets including discounted cash flow models, quoted market values, third-party independent appraisals and depreciated replacement cost method, as considered necessary. The Company’s assumptions about future conditions that are important to its assessment of potential impairment of its long-lived assets are subject to uncertainty, and the Company will continue to monitor these conditions in future periods as new information becomes available. There were no impairments of property, equipment and intangible assets during the fiscal years ended September 30, 2025 and 2024.

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following sets forth information regarding members of our board of directors and our executive officers as of the date of this annual report.

Name	Age	Position(s)
Hiroshi Furukawa	55	CEO and Representative Director
Hideaki Horikiri	65	CFO, Director, and Member of the Audit and Supervisory Committee
Toshihito Kanai	65	CTO and Director
Kosuke Nakanishi	48	Head of Corporate Affairs
Yoshinari Noguchi	54	Independent Director and Member of the Audit and Supervisory Committee
Mutsuko Oba	39	Independent Director and Member of the Audit and Supervisory Committee

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

Mr. Hideaki Horikiri has served as our CFO and director since November 2022. He has also served as a member of our audit and supervisory committee since October 2025  . He manages our finance and corporate governance matters, as well as intellectual property matters. Prior to joining our Company, Mr. Horikiri served as the Head of Music Contents Acquisition at Amazon Japan, from March 2022 to September 2022, as the CFO and chief operation officer (“COO”) of Warner Music Japan, Inc. from July 2015 to February 2022, as the CFO of NBC Universal Entertainment Japan LLC, from July 2011 to June 2015, and as the CFO of I&S BBDO Inc., a full service marketing communications agency, from September 2002 to May 2011. He specialized in audit, mergers and acquisitions, and IPO at Price Waterhouse and Deloitte & Touche as a certified public accountant (U.S.) from September 1990 to September 2002, and was a Foreign Stock Trader at Nikko Securities Ltd. from July 1987 to August 1989. He earned a Master of Business Administration degree (“MBA”) from the State University of New York at Binghamton in 1987, and bachelor’s degree in English from Soka University in 1984.

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

Mr. Yoshinari Noguchi has served as our director and member of our audit and supervisory committee since October 2025.   Mr. Noguchi served as our Audit and Supervisory Board member from December 2022 to September 2025, before we changed our corporate structure from a company with an audit and supervisory board to a company with an audit and supervisory committee pursuant to the Companies Act. Mr. Noguchi also serves as a member of the Audit & Supervisory Board of CARTA HOLDINGS Corporation (TYO: 3688) since December 2014, PC Depot Corporation (TYO: 7618) since June 2016, and Rakumo Corporation since August 2017. Mr. Noguchi obtained his bachelor’s degree in commerce and business administration from Hitotsubashi University in March 1996.

Ms. Mutsuko Oba has served as our director and member of our audit and supervisory committee since October 2025.   Ms. Oba served as our Audit and Supervisory Board member from December 2021 to September 2025, before we changed our corporate structure from a company with an audit and supervisory board to a company with an audit and supervisory committee pursuant to the Companies Act. Ms. Oba is a certified public accountant and an Audit and Supervisory Board member of M&A Capital Partners Co., Ltd. She is also an outside director of JTOWER Inc., a telecom infrastructure service company in Japan, since June 2018, and TASUKI Corp, a real estate company, since December 2021. She used to work at KPMG AZSA LLC from April 2014 to June 2018.

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

For the fiscal year ended September 30, 2025, we paid an aggregate of JPY65,557 thousand (approximately $443 thousand) as compensation to our executive officers and directors.

Issuance of Common Shares to Mr. Hideaki Horikiri

On December 30, 2025, we issued 1,333,333 Common Shares (the “CFO Compensation Shares”) to Mr. Hideaki Horikiri, the chief financial officer and director of the Company, pursuant to that certain restricted common share compensation agreement (the “CFO Compensation Agreement”) between the Company and Mr. Horikiri, dated December 15, 2025. Pursuant to the CFO Compensation Agreement, the issuance of the CFO Compensation Shares was in consideration for Mr. Horikiri’s services rendered and included a prohibition on any sale, transfer, loan or pledge of the CFO Compensation Shares for a period of 20 years from the date of grant. However, the prohibition may be canceled by a resolution of our board of directors.

The execution of the CFO Compensation Agreement and the issuance of CFO Compensation Shares were authorized by our shareholder resolution and board of directors’ resolution dated September 30, 2025 and December 15, 2025, respectively. Giving the effect of the reverse stock split at the ratio of 1-for-30 on January 26, 2026, as of the date of this annual report, Mr. Horikiri holds 1,333,333 Common Shares. See also “—E. Share Ownership.”

Issuance of Common Shares to Mr. Hiroshi Furkuawa

On December 29, 2025, we entered into a restricted common share compensation agreement (the “CEO Compensation Agreement”) with Mr. Hiroshi Furukawa, our chief executive officer and representative director. Pursuant to the CEO Compensation Agreement, we agreed to issue 1,666,667 Common Shares (the “CEO Compensation Shares”) to Mr. Furukawa on January 20, 2026. The issuance of the CEO Compensation Shares was in consideration for Mr. Furukawa’s services rendered and included a prohibition on any sale, transfer, loan or pledge of the CEO Compensation Shares for a period of 20 years from the date of grant. However, the prohibition may be canceled by a resolution of our board of directors.

On January 20, 2026, we issued the CEO Compensation Shares to Mr. Furukawa pursuant to the CEO Compensation Agreement. The execution of the CEO Compensation Agreement and the issuance of the CEO Compensation Shares were authorized by our shareholders’ resolution and board of directors’ resolution, both dated December 29, 2025. Giving the effect of the reverse stock split at the ratio of 1-for-30 on January 26, 2026, as of the date of this annual report, Mr. Furukawa holds 1,759,798 Common Shares. See also “—E. Share Ownership.”

Compensation Recovery Policy

We have adopted a compensation recovery policy to provide for the recovery of erroneously-awarded incentive compensation, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, final SEC rules, and applicable listing standards

Stock Based Compensation Plan

The Company has historically awarded stock options to various officers, directors, and employees of the Company to purchase Common Shares of the Company. During the years ended September 30, 2017 to September 30, 2019, the Company issued four batches of stock options to acquire the equivalent of total 56,000 Common Shares of the Company (the “Plan No. 1”). The options granted under Plan No. 1 generally vest two years after the grant date and have an exercise period of 10 years. The options are exercisable once after the Company successfully completes its IPO. On May 31, 2023, the Company awarded options to purchase an aggregate of 6,000 and 11,258 Common Shares at an exercise price of JPY7,500 and JPY5,490 per Common Share, respectively, to various officers, directors, and employees of the Company (the “Plan No. 2,” and Plan No. 1 and Plan No. 2 are collectively referred to as the “Plan”). The stock options granted under Plan No. 2 are exercisable only after (i) May 15, 2025, and (ii) the Company successfully completes its IPO. Some stock options originally awarded have been forfeited by the officers, directors, and employees who have departed from the Company. As of the date of this annual report, 24,400 of Plan 1 stock options and 12,356 of Plan 2 stock options, totaling 36,756 stock options of Plan, are outstanding.

The following paragraphs summarize the terms of the Plan.

Eligibility. Our officers, directors, and employees are eligible to participate in the Plan.

Designation of the Plan. Each award under the Plan is designated in a stock option agreement, which is a written agreement evidencing the grant of certain stock options executed by the Company and the grantee.

Conditions of the Plan. The stock options under Plan No. 1 are not exercisable until the completion of the IPO of the Company. The stock options under Plan No. 2 are not exercisable until (i) May 15, 2025, and (ii) the completion of the IPO of the Company.

Terms of the Plan. The term of the Plan is stated in the stock option agreement between the Company and the grantee of such stock options.

Transfer Restrictions. The stock options may not be transferred, pledged, or otherwise disposed of in any manner.

Exercise of Stock Options. Any stock options granted under the Plan is exercisable at such times and under such conditions under the terms of the Plan and specified in the stock option agreement. Stock options granted under the Plan are not automatically convertible or exercisable in conjunction with the IPO of the Company. The awardees shall be employed by the Company at the time of submitting their written exercise notice, shall have served at the Company for a certain period as required by the Plan and during such required service period, shall be deemed by the Company to have observed the employee work rule or the director’s obligations stipulated under the Japanese Company Acts and the Company bylaws. Stock options are deemed to be exercised when exercise notice has been given to the Company in accordance with the terms of the stock options by the person entitled to exercise them and full payment has been made to the Company for the Common Shares with respect to which the stock options are exercised.

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

Our board of directors currently consists of five directors. We have determined that Mr. Yoshinari Noguchi and Ms. Mutsuko Oba satisfy the “independence” requirements of the Nasdaq listing rules and Rule 10A-3 under the Exchange Act. As a foreign private issuer, we follow Japanese law and corporate practices in lieu of Nasdaq Rule 5605(b)(1). See also “Item 16G. Corporate Governance.”

Limitation of Liability of Directors

Under the Companies Act and our articles of incorporation we may exempt, by resolution of the board of directors, our directors from liabilities to us arising in connection with their failure to execute their duties in good faith and without gross negligence, within the limits stipulated by applicable laws and regulations. In addition, our articles of incorporation provide that we may enter into agreements with our directors (excluding executive directors) to limit their respective liabilities to us arising in connection with a failure to execute their duties in good faith and without gross negligence to the minimum liability amount stipulated in laws and regulations. We obtained directors and officers liability insurance upon the consummation of the IPO of the Company, which covers expenses, capped at a certain amount, that our directors and officers may incur in connection with their conduct as our directors or executive officers.

Audit and Supervisory Committee

We currently have an audit and supervisory committee pursuant the Companies Act of Japan, consisting of three members, Mr. Hideaki Horikiri, Mr. Yoshinari Noguchi, and Ms. Mutsuko Oba. With respect to the requirements of Rule 10A-3 under the Exchange Act and Nasdaq Rule 5600 relating to audit committees, we chose to rely on exemptions under these rules that are available to foreign private issuers with an audit and supervisory committee meeting certain requirements.

Directors who are audit and supervisory committee members are not required to be certified public accountants. Under the Companies Act, the majority of the members of the audit and supervisory committee must be outside directors as defined under the Companies Act, who have not served as executive directors, corporate executive officers, managers or any other type of employee for us or any of our subsidiaries for ten years prior to their election and fulfill certain other requirements specified in the Companies Act. We believe that Mutsuko Oba and Yoshinari Noguchi are outside directors, causing the audit and supervisory committee to meet the requirements under the Companies Act.

The audit and supervisory committee oversees our accounting and financial reporting processes and the audits of our financial statements. An audit and supervisory committee member may note his or her opinion in the audit report issued by the audit and supervisory committee if such an opinion differs from that expressed in the audit report. The audit and supervisory committee is responsible for, among other things:

●	supervising the administration of affairs by the directors and also examining the financial statements and business reports to be submitted to the general meeting of shareholders by a representative director and preparing an audit report;

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

●	determining the opinion on election, removal, resignation of, or compensation for directors who are not audit and supervisory committee members, which may be expressed at a general meeting of shareholders.

In addition to our audit and supervisory committee, we must appoint accounting auditors (kaikei kansa-nin) from independent certified public accountants or an independent audit firm in Japan. The accounting auditors have the statutory duties of examining the financial statements to be submitted to the shareholders by a representative director at the general meetings of shareholders and reporting their opinion thereon to the relevant directors and the audit and supervisory committee. The accounting auditors also audit the financial statements to be included in the securities reports that, if required, will be filed with the relevant local finance bureau of the Ministry of Finance. We have appointed Nanatsu-boshi Audit Corporation as our accounting auditor.

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our shares as of the date of this annual report for:

●	each of our directors and executive officers;

●	all directors and executive officers as a group; and

●	each person known to us to own beneficially more than 5% each class of our voting Common Shares.

Beneficial ownership includes voting or investment power with respect to the Common Shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Common Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 4,153,805 Common Shares outstanding as of the date of this annual report (reflecting (i) a 60-for-1 forward split of our Common Shares effective October 24, 2024, and (ii) a 1-for-30 reverse split of our Common Shares effective January 26, 2026) and any Common Shares deemed to be outstanding which are underlying any options, warrants, rights or other conversable securities held by such listed person.

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

	Common Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers(1)
Hiroshi Furukawa(2)	1,765,798	42.45%
Hideaki Horikiri(3)	1,333,633	32.10%
Toshihito Kanai	—	*
Yoshinari Noguchi	—	*
Mutsuko Oba	—	*
Kosuke Nakanishi(4)	2,750	*
All directors and executive officers as a group (six individuals)	3,102,181	74.62%
5% Shareholders:
Hiroshi Furukawa(2)	1,765,798	42.45%
Hideaki Horikiri(3)	1,333,633	32.10%

*	Represents less than 1% of ownership.

(1)	Unless otherwise indicated, the business address of each of the individuals is 2-34-5 Ningyocho, SANOS Building, Nihonbashi, Chuo-ku, Tokyo 103-0013 Japan.

(2)	The number of Common Shares held by Hiroshi Furukawa represents (i) 1,759,798 Common Shares he holds as of the date of this annual report, and (ii) 6,000 stock options granted by the Company, convertible to 6,000 Common Shares (a) after the IPO, and (b) after May 15, 2025.

(3)	The number of Common Shares held by Hideaki Horikiri represents (i) 1,333,333 Common Shares he holds as the date of this annual report, and (ii) 300 stock options granted by the Company, convertible to 300 Common Shares (a) after the IPO, and (b) after May 15, 2025.

(4)	The number of Common Shares held by Kosuke Nakanishi represents (i) 750 stock options granted by the Company, convertible to 750 Common Shares (a) after the IPO, and (b) after May 15, 2025; and (ii) 2,000 stock options granted by the Company, convertible to 2,000 Common Shares after the IPO.

As of the date of this annual report, none of our issued and outstanding Common Shares are held in the United States.   The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

To our knowledge, the Company is not directly or indirectly owned or controlled by another corporation(s), by any foreign government, or by any other natural or legal person(s) severally or jointly. None of the Company’s major shareholders have any different or special voting rights with respect to their Common Shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Share Issuance to Related Parties

For information on private placements with Nikken and MCC, see “Private Placement with Nikken”, “Private Placement with MCC and You Planning”, in “Item 4. Information on the Company –A. History and Development of the Company—Corporate History.”

For information on issuance of Common Shares to Hideaki Horikiri, our CFO and director, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Issuance of Common Shares to Mr. Hideaki Horikiri.”

For information on issuance of Common Shares to Mr. Hiroshi Furukawa, our CEO and representative director, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Issuance of Common Shares to Mr. Hiroshi Furukawa.”

Management Compensation

For the details of ethe compensation of directors and executive officers, see “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Material Transactions with Related Parties

As of September 30, 2025, 2024, and 2023 or at some point during the fiscal years then ended, EXEO Group, a multinational radio and telecommunication device distributor, held more than 5% of the Company’s outstanding share capital. EXEO Group purchased mesh Wi-Fi access points PCWL devices from the Company for a total amount of JPY105,607 thousand (approximately $714 thousand), JPY78,142 thousand, and JPY60,011 thousand during the fiscal years ended September 30, 2025, 2024 and 2023, respectively. The Company also provided SaaS and maintenance related service for a total amount of JPY13,720 thousand (approximately $93 thousand), nil, and nil during the fiscal years ended September 30, 2025, 2024 and 2023, respectively. The Company’s sale was in the arm’s length transaction, and the sale price was based on the price lists distributed to other third-party distributors. The account receivable balance from EXEO Group as of September 30, 2025 and 2024 was JPY31,146 thousand (approximately $210 thousand) and JPY1,394 thousand, respectively. The contract liabilities balance to EXEO Group as of September 30, 2025 and 2024 was JPY15,947 thousand (approximately $108 thousand) and JPY13,822 thousand, respectively.

During the three months ended December 31, 2025, EXEO Group purchased mesh Wi-Fi access points PCWL devices from the Company for a total amount of JPY42,513 thousand (approximately $287 thousand). The Company also provided SaaS and maintenance related services for a total amount of JPY3,147 thousand. The accounts receivable balance from EXEO Group as of December 31, 2025 was JPY38,057 thousand (approximately $257 thousand).

As of September 30, 2025, 2024, and 2023 or at some point during the fiscal years then ended, SHIMIZU CORPORATION, a multinational construction company, held more than 5% of the Company’s outstanding share capital. SHIMIZU CORPORATION purchased mesh Wi-Fi access points PCWL devices from the Company for a total amount of JPY219 thousand (approximately $1 thousand), JPY1,856 thousand, and JPY189 thousand during the fiscal years ended September 30, 2025, 2024 and 2023, respectively. The Company’s sale was in the arm’s length transaction, and the sale price was based on the price lists distributed to other third-party distributors. The account receivable balance from SHIMIZU CORPORATION as of September 30, 2025 and 2024 was nil and nil, respectively.

During the three months ended December 31, 2025, SHIMIZU CORPORATION purchased mesh Wi-Fi access points PCWL devices from the Company for a total amount of JPY253 thousand (approximately $2 thousand). The account receivable balance from SHIMIZU CORPORATION as of December 31, 2025 was nil.

As of September 30, 2025, 2024, and 2023 or at some point during the fiscal years then ended, Sojitz Corporation, a multinational trading company, held more than 5% of the Company’s outstanding share capital. The Company had advance payments of JPY39,325 thousand (approximately $266 thousand) as of September 30, 2025.

During the fiscal year ended September 30, 2023, KAGA ELECTRONICS CO., LTD., a holder of more than 5% of the Company’s outstanding share capital during such fiscal year and a multinational electronics wholesaler, purchased mesh Wi-Fi access points PCWL devices from the Company for a total amount of JPY35,952 thousand. The Company’s sale was in the arm’s length transaction, and the sale price was based on the price lists distributed to other third-party distributors.

The Company incurred guarantee fees of JPY660 thousand (approximately $4,460) to Hiroshi Furukawa, the Company’s CEO and representative director, during the fiscal year ended September 30, 2025. The Company incurred guarantee fees of JPY132 thousand during the fiscal year ended September 30, 2024 and had prepaid expenses of JPY660 thousand and unpaid guarantee fees of JPY792 thousand as of September 30, 2024 to Hiroshi Furukawa. During the fiscal year ended September 30, 2023, Hiroshi Furukawa extended his personal guarantee to the Company on its 3-year bank loan of JPY50,000 thousand extended on March 31, 2023, and the Company paid him JPY1,371 thousand for guarantee fees. The Company also paid him the past unpaid guarantee fees and accrued interest of JPY8,513 thousand arising from the past personal loans and guarantee transactions from 2012 through 2019.

As of September 30, 2025 and 2024, MCC held more than 5% of the Company’s outstanding share capital. MCC entered into a convertible bond agreement with the Company during the fiscal year ended September 30, 2024, in the amount of JPY199,998 thousand (approximately $1,352 thousand). As of September 30, 2024, the Company had a bond payable of JPY199,998 thousand. During the fiscal years ended September 30, 2025 and 2024, the Company had interest expenses of JPY9,370 thousand (approximately $63 thousand) and JPY19,178 thousand to MCC, respectively.

As of September 30, 2025, Nikken, a multinational leasing company, held more than 5% of the Company’s outstanding share capital. Nikken purchased mesh Wi-Fi access points PCWL devices from the Company for a total amount of JPY83,348 thousand (approximately $563 thousand) during the fiscal year ended September 30, 2025. The Company also provided SaaS and maintenance related service for a total amount of JPY6,337 thousand (approximately $43 thousand) during the fiscal year ended September 30, 2025. The Company’s sale was in the arm’s length transaction, and the sale price was based on the price lists distributed to other third-party distributors. The account receivable balance from Nikken as of September 30, 2025 was JPY1,077 thousand (approximately $7 thousand). The contract liabilities balance to Nikken as of September 30, 2025 was JPY136 thousand (approximately $1 thousand).

During the three months ended December 31, 2025, Nikken purchased mesh Wi-Fi access points PCWL devices from the company for a total amount of JPY1,844 thousand (approximately $12 thousand). The Company also provided SaaS and maintenance related service for a total amount of JPY2,008 thousand. The account receivable balance from Nikken as of December 31, 2025 was JPY2,611 thousand (approximately $18 thousand).

At September 30, 2025, Citibank N.A., a multinational bank, held more than 5% of the Company’s outstanding share capital on behalf of the Company’s ADS holders. Offering related expenses and securities registration maintenance fee of JPY71,730 thousand (approximately $485 thousand) incurred to Citibank N.A. during the fiscal year ended September 30, 2025. The accrued expenses balance to Citibank N.A. as of September 30, 2025 was JPY24,474 thousand (approximately $165 thousand).

During the three months ended December 31, 2025, the Company incurred securities registration maintenance fee of JPY9,717 thousand (approximately $66 thousand) to Citibank N.A. The accrued expenses balance to Citibank N.A. as of December 31, 2025 was JPY34,191 thousand (approximately $231 thousand).

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

B. Memorandum and Articles of Association

The information set forth in Exhibits 1.1 and 2.3 to this annual report is incorporated herein by reference.

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

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in the IPO of the Company will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of the ADSs or our Common Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in the IPO of the Company) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in the IPO of the Company, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of the ADSs or our Common Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of the ADSs or our Common Shares and the amount of cash we raise in the IPO of the Company. Accordingly, fluctuations in the market price of the ADSs or Common Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in the IPO of the Company. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of the ADSs or our Common Shares from time to time and the amount of cash we raise in the IPO of the Company) that may not be within our control. If we are a PFIC for any year during which you hold ADSs or Common Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or Common Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may still avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ADSs or Common Shares.

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

Not applicable.

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

Use of Proceeds

This “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-282931), which was declared effective by the SEC on December 20, 2024 (the “Registration Statement”). The Registration Statement related to the IPO by the Company of 1,750,000 ADSs at a price to the public of $4.00 per ADS. On January 16, 2025, the ADSs began trading on the Nasdaq Capital Market under the ticker symbol “PCLA.” On January 20, 2025, the Company announced the closing of its offering. Benjamin Securities, Inc. acted as a lead book-running representative and Prime Number Capital LLC acted as a co-underwriter in connection with the Company’s offering.

We incurred approximately $3,167,000 in expenses in connection with our IPO, which included approximately $595,000 in underwriting discounts, approximately $70,000 in non-accountable expense allowance, approximately $250,000 in expenses paid to or for underwriters, and approximately $2,252,000 in other expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the IPO were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. We received aggregate net proceeds of US$4,986,870 from our IPO, after deducting underwriting discounts, non-accountable expense allowance, and other related expenses. As of the date of this annual report, we have used all of the proceeds for working capital.

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

As of September 30, 2025, we identified material weaknesses in our internal control over financial reporting, which related to the fact that our internal audit function was not set up properly. The material weaknesses identified are mainly as follows:

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

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Under the Companies Act, we have elected to structure our corporate governance system as a company with an audit and supervisory committee. With respect to the requirements of Rule 10A-3 under the Exchange Act and Nasdaq Rule 5600 relating to audit committees, we chose to rely on exemptions under these rules that are available to foreign private issuers with an audit and supervisory committee meeting certain requirements.

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

	For the Fiscal Years Ended September 30,
	2025	2024
Audit fees (1)	$220,000	$298,000
Audit-related fees(2)	-	9,090
Tax fees	-	-
All other fees(3)	-	64,715
Total	$220,000	$371,805

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audits of our financial statements and review of the interim financial statements in connection with our IPO in 2025 and post-IPO regulatory filings.
(2)	Audit-related fees include third party professionals’ fees incurred in connection with the audit and review of the financial statements.
(3)	Non-audit related review services of regulatory filings.

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

As a foreign private issuer, we follow Japanese law and corporate practices in lieu of the corporate governance provisions set out under Nasdaq Rule 5600. The following rules under Nasdaq Rule 5600 differ from Japanese law requirements:

●	Nasdaq Rule 5605(b)(1) requires that at least a majority of a listed company’s board of directors be independent directors, and Nasdaq Rule 5605(b)(2) requires that independent directors regularly meet in executive session, where only independent directors are present. Under our current corporate structure, the Companies Act does not require independent directors. Our board of directors is currently comprised of five directors, two of whom satisfy the “independence” requirements of the Nasdaq listing rules and Rule 10A-3 under the Exchange Act.

●	Nasdaq Rule 5605(c)(2)(A) requires a listed company to have an audit committee composed entirely of not less than three directors, each of whom must be independent. Under Japanese law, the Company is required to establish an audit and supervisory committee, the majority of which are independent directors meeting the requirements under the Companies Act, to monitor directors’ activities and report to the shareholders. We rely on exemptions pursuant to Rule 10A-3 of the Exchange Act and Nasdaq Rule 5600 relating to audit committees and currently have a three-member audit and supervisory committee meeting certain requirements. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Audit and Supervisory Committee” for additional information;

●	Nasdaq Rule 5605(d) requires, among other things, that a listed company’s compensation committee be comprised of at least two members, each of whom is an independent director as defined under such rule. Our board of directors will collectively participate in the discussions and determination of compensation for our executive officers and directors, and other compensation related matters;

●	Nasdaq Rule 5605(e) requires that a listed company’s nomination and corporate governance committee be comprised solely of independent directors. Our board of directors will not have a standalone nomination and corporate governance committee. Our board of directors will collectively participate in the nomination process of potential directors and oversee our corporate governance practices; and

●	Nasdaq Rule 5620(c) sets out a quorum requirement of 331∕3% applicable to meetings of shareholders. In accordance with Japanese law and generally accepted business practices, our articles of incorporation provide that there is no quorum requirement for a general resolution of our shareholders. Under the Companies Act and our articles of incorporation, however, a quorum of not less than one-third of the total number of voting rights is required in connection with the election of directors and statutory auditors and certain other matters.

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

In the fiscal year ended September 30, 2025, we did not detect any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of our Company are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Articles of Incorporation of the Registrant (English Translation) (incorporated by reference to Exhibit 3.1 of our Form 6-K (File No. 001-42470), filed with the U.S. Securities and Exchange Commission on January 13, 2026)

2.1	Form of American Depositary Receipt (incorporated by reference to Exhibit 4.1 of our Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-282931), filed with the U.S. Securities and Exchange Commission on November 20, 2024)

2.2	Form of Deposit Agreement among the Registrant, Citibank, N.A., as depositary, and the beneficial owners and holders of ADSs issued thereunder (incorporated by reference to Exhibit 4.2 of our Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-282931), filed with the U.S. Securities and Exchange Commission on November 20, 2024)

2.3*	Description of the rights of each class of securities registered

4.1	Original Design & Manufacturing Services Agreement by and between Compex Systems Pte Ltd and the Registrant dated June 17, 2022 (incorporated by reference to Exhibit 10.1 of our Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-282931), filed with the U.S. Securities and Exchange Commission on November 20, 2024)

4.2	English translation of the Basic Sales Agreement by and between Kaga (Taiwan) Electronics Co., Ltd. and the Registrant effective on October 1, 2018 (incorporated by reference to Exhibit 10.2 of our Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-282931), filed with the U.S. Securities and Exchange Commission on November 20, 2024)

4.3	The Agreement by and between SolidRun Ltd. and the Registrant dated April 1, 2018 (incorporated by reference to Exhibit 10.3 of our Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-282931), filed with the U.S. Securities and Exchange Commission on November 20, 2024)

4.4	English translation of the form of Framework Agreement by and between certain customers and the Registrant (applicable to SCSK Minori Solutions Corp., NISHIO HOLDINGS CO., LTD, KAGA FEI Korea Ltd., Nikken Lease Kogyo Ltd., EXEO Group Inc., and FURUNO ELECTRIC CO., LTD.) (incorporated by reference to Exhibit 10.4 of our Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-282931), filed with the U.S. Securities and Exchange Commission on November 20, 2024)

4.5	English translation of Basic Transaction Agreement by and between Daifuku and the Registrant dated June 15, 2018 (incorporated by reference to Exhibit 10.5 of our Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-282931), filed with the U.S. Securities and Exchange Commission on November 20, 2024)

4.6	Consulting and Services Agreement dated March 31, 2023, by and between the Registrant and Spirit Advisors LLC (incorporated by reference to Exhibit 10.6 of our Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-282931), filed with the U.S. Securities and Exchange Commission on November 20, 2024)

4.7	English translation of the License Agreement by and between Kyushu University and the Registrant dated April 1, 2014, the amendment dated February 28, 2022, and the latest memorandum of renewing the license until March 31, 2025 (incorporated by reference to Exhibit 10.7 of our Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-282931), filed with the U.S. Securities and Exchange Commission on November 20, 2024)

4.8	English translation of the Lease Agreement by and between SANO CORPORATION and the Registrant dated June 17, 2024 (incorporated by reference to Exhibit 10.8 of our Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-282931), filed with the U.S. Securities and Exchange Commission on November 20, 2024)

4.9	English translation of the Lease Agreement by and between SANO CORPORATION and the Registrant dated July 24, 2024 (incorporated by reference to Exhibit 10.9 of our Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-282931), filed with the U.S. Securities and Exchange Commission on November 20, 2024)

4.10	English translation of the Lease Agreement by and between Handa Hiroyuki and the Registrant dated February 14, 2024 (incorporated by reference to Exhibit 10.10 of our Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-282931), filed with the U.S. Securities and Exchange Commission on November 20, 2024)

4.11	English translation of the Lease Agreement by and between Fukuoka Research Park Corporation and the Registrant dated January 31, 2023 (incorporated by reference to Exhibit 10.11 of our Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-282931), filed with the U.S. Securities and Exchange Commission on November 20, 2024)

4.12	Lease Agreement by and between NOBEL.PRO Limited liability company and the Registrant dated January 2, 2018 (incorporated by reference to Exhibit 10.12 of our Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-282931), filed with the U.S. Securities and Exchange Commission on November 20, 2024)

4.13	English translation of the form of the Stock Option Agreement by and between the Registrant and the awarded officers, directors, and employees (incorporated by reference to Exhibit 10.13 of our Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-282931), filed with the U.S. Securities and Exchange Commission on November 20, 2024)

4.14	English translation of the Convertible Bond Agreement by and between the Registrant and MCC Venture Capital Limited Liability Company dated October 6, 2023 and the amendment dated August 30, 2024 (incorporated by reference to Exhibit 10.14 of our Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-282931), filed with the U.S. Securities and Exchange Commission on November 20, 2024)

4.15	English translation of the Convertible Bond Agreement by and between the Registrant and You Planning Limited Liability Company dated October 6, 2023 and the amendment dated August 30, 2024 (incorporated by reference to Exhibit 10.15 of our Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-282931), filed with the U.S. Securities and Exchange Commission on November 20, 2024)

4.16	ODM Service Agreement by and between Emplus Technologies, Inc. and the Registrant effective on June 20, 2023 (incorporated by reference to Exhibit 10.16 of our Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-282931), filed with the U.S. Securities and Exchange Commission on November 20, 2024)

4.17	Restricted Stock Compensation Agreement between the Registrant and Hideaki Horikiri, dated December 15, 2025 (English Translation) (incorporated by reference to Exhibit 10.1 of our Form 6-K (File No. 001-42470), filed with the U.S. Securities and Exchange Commission on January 13, 2026)

4.18	Restricted Common Shares Compensation Agreement between the Registrant and Hiroshi Furukawa, dated December 29, 2025 (English Translation) (incorporated by reference to Exhibit 10.1 of our Form 6-K (File No. 001-42470), filed with the U.S. Securities and Exchange Commission on January 20, 2026)

11.1	Charter of Corporate Ethics and Conduct of the Registrant (incorporated by reference to Exhibit 99.1 of our Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-282931), filed with the U.S. Securities and Exchange Commission on November 20, 2024)

11.2	Insider Trading Policy of the Registrant (incorporated by reference to Exhibit 11.2 of our Form 20-F (File No. 001-42470), filed with the U.S. Securities and Exchange Commission on February 14, 2025)

12.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1 **	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2 **	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97.1	Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 of our Form 20-F (File No. 001-42470), filed with the U.S. Securities and Exchange Commission on February 14, 2025)

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

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

Date: February 13, 2026

PICOCELA INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of PicoCELA Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of PicoCELA Inc. (the “Company”) as of September 30, 2025 and 2024, and the related statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended September 30, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of September 30, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has accumulated losses to date that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Diamond Bar, California

February 13, 2026

PICOCELA INC.

BALANCE SHEETS

(Japanese yen in thousands, except share data)

	September 30,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	¥534,889	¥456,775
Accounts receivable-trade, net	48,323	218,002
Related party receivable	32,223	1,394
Inventories	264,286	206,636
Advance payments	67,742	14,413
Prepaid expenses and other current assets	44,979	50,267
Total current assets	992,442	947,487
Property and equipment, net	27,092	21,580
Other intangible assets, net	47,451	33,494
Operating lease right-of-use assets	9,975	11,726
Deferred offering costs	-	205,749
Other assets	10,206	14,717
Total assets	¥1,087,166	¥1,234,753
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	¥1,330	¥6,384
Contract liabilities – current	55,084	40,300
Current portion of borrowings	261,940	217,970
Operating lease liabilities – current	7,387	7,423
Accrued expenses and other current liabilities	139,291	162,919
Total current liabilities	465,032	434,996
Contract liabilities - non-current	139,955	113,177
Borrowings - net of current portion	10,436	28,284
Bond payable	-	299,997
Operating lease liabilities - non-current	1,795	3,509
Total liabilities	617,218	879,963
Commitments and contingencies
SHAREHOLDERS’ EQUITY:
Common shares, no par value; 4,615,224 shares authorized; 1,153,806 shares issued and outstanding at September 30, 2025; 3,057,848 shares authorized; 764,462 shares issued and outstanding at September 30, 2024*	60,000	100,000
Additional paid-in capital	3,238,928	2,457,458
Accumulated deficit	(2,828,980)	(2,202,668)
Total shareholders’ equity	469,948	354,790
Total liabilities and shareholders’ equity	¥1,087,166	¥1,234,753

See accompanying notes to the financial statements.

*	The number of shares presented above is adjusted retrospectively to reflect the 1 for 60 sub-division effected on October 24, 2024 and the 30 for 1 reverse share split effected on January 26, 2026. The number of authorized common shares presented above is adjusted retrospectively to reflect the change in the article of incorporation effected on October 24, 2024 and January 26, 2026.

PICOCELA INC.

STATEMENTS OF OPERATIONS

(Japanese yen in thousands, except share and per share data)

	Fiscal Years Ended September 30,
	2025	2024	2023
Revenue:
Revenue from product	¥257,894	¥547,722	¥369,539
Revenue from product - related parties	189,175	79,998	96,152
Revenue from SaaS, Maintenance and others	77,563	156,683	93,830
Revenue from SaaS, Maintenance and others - related parties	20,058	-	-
Total revenue	544,690	784,403	559,521
Cost of revenue and operating expenses:
Cost of product revenue	225,927	341,136	272,458
Cost of SaaS, Maintenance and others	28,152	20,066	17,632
Selling, general and administrative expenses	892,048	870,385	897,965
Total cost of revenue and operating expenses	1,146,127	1,231,587	1,188,055
Operating loss	(601,437)	(447,184)	(628,534)
Other income (expense):
Interest income (expense)	(17,412)	(31,028)	245
Foreign exchange loss	(8,621)	(2,130)	(4,230)
Other non-operating income (expenses)	1,158	421	(1,437)
Total other expense	(24,875)	(32,737)	(5,422)
Net loss before tax	(626,312)	(479,921)	(633,956)

Income tax benefit (expense)	-	-	-

Net loss	¥(626,312)	¥(479,921)	(633,956)

Net loss per share attributable to shareholders of the Company
Basic	¥(683.34)	¥(1,334.58)	¥(2,685.19)
Diluted	¥(683.34)	¥(1,334.58)	¥(2,685.19)

Weighted average stocks outstanding*
Basic	916,550	359,604	236,094
Diluted	916,550	359,604	236,094

See accompanying notes to the financial statements.

*	Giving retroactive effect to the 1 for 60 sub-division effected on October 24, 2024 and the 30 for 1 reverse share split effected on January 26, 2026.

PICOCELA INC.

STATEMENTS OF SHAREHOLDERS’ EQUITY

(Japanese yen in thousands, except share data)

			Class A		Class B		Class C		Additional
	Common shares		preferred shares		preferred shares		preferred shares		paid-in	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	deficit	Total
Balance, September 30, 2022	235,340	2,084	120,000	18,830	252,000	79,086	-	-	1,456,711	(1,088,791)	467,920
Issuance of class C preferred shares for cash	-	-	-	-	-	-	113,996	427,485	424,652	-	852,137
Issuance of common shares for cash	1,798	4,945	-	-	-	-	-	-	4,945	-	9,890
Capital reduction	-	(4,719)	-	(12,641)	-	(53,093)	-	(286,984)	357,437	-	-
Net loss	-	-	-	-	-	-	-	-	-	(633,956)	(633,956)
Balance, September 30, 2023	237,138	2,310	120,000	6,189	252,000	25,993	113,996	140,501	2,243,745	(1,722,747)	695,991
Issuance of class C preferred shares for cash	-	-	-	-	-		18,674	70,027	68,693	-	138,720
Conversion of Class A, B, and C preferred shares into common shares	527,324	242,710	(120,000)	(6,189)	(252,000)	(25,993)	(132,670)	(210,528)	-	-	-
Capital reduction	-	(145,020)	-	-	-	-	-	-	145,020	-	-
Net loss										(479,921)	(479,921)
Balance, September 30, 2024	764,462	¥100,000	-	¥-	-	¥-	-	¥-	¥2,457,458	¥(2,202,668)	¥354,790
Issuance of common shares for cash, net of offering cost	389,344	620,729							115,528		736,257
Share-based compensation									5,213		5,213
Capital reduction		(660,729)							660,729		-
Net loss										(626,312)	(626,312)
Balance, September 30, 2025	1,153,806	60,000	-	-	-	-	-	-	3,238,928	(2,828,980)	469,948

See accompanying notes to the financial statements.

*	The number of shares presented above is adjusted retrospectively to reflect the 1 for 60 sub-division effected on October 24, 2024 and the 30 for 1 reverse share split effected on January 26, 2026.

PICOCELA INC.

STATEMENTS OF CASH FLOWS

(Japanese yen in thousands)

	Fiscal Years Ended September 30,
	2025	2024	2023
Cash flows from operating activities:
Net loss	¥(626,312)	¥(479,921)	¥(633,956)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	26,528	20,668	12,176
Loss on disposal of assets	-	28	43
Noncash operating lease expense	9,442	10,660	9,835
Share-based compensation expense	5,213	-	-
Changes in assets and liabilities:
Accounts receivable	169,679	(6,604)	52,728
Related party receivable	(30,829)	54,678	(48,693)
Inventories	(57,650)	(22,739)	(114,057)
Advance payments	(53,329)	79,100	(49,052)
Prepaid expenses and other current assets	5,288	(12,246)	(34,351)
Other assets	4,511	2,593	(3,921)
Accounts payable	(5,054)	30	1,736
Contract liabilities	41,562	75,307	47,915
Accrued expenses and other liabilities	(23,628)	46,293	29,646
Operating lease liabilities	(9,441)	(10,660)	(9,964)
Net cash used in operating activities	(544,020)	(242,813)	(739,915)
Cash flows from investing activities:
Purchases of property and equipment	(28,338)	(18,814)	(20,477)
Purchases of intangible assets	(17,659)	(25,211)	-
Net cash used in investing activities	(45,997)	(44,025)	(20,477)
Cash flows from financing activities:
Proceeds from borrowing	372,292	501,000	250,000
Payments on borrowing	(346,170)	(496,022)	(109,068)
Proceeds from bond	-	299,997	-
Repayments of bond	(299,997)	-	-
Proceeds from common shares issuance	1,241,458	-	9,890
Proceeds from class C preferred shares issuance	-	138,720	852,137
Payments on deferred offering costs	(299,452)	(128,049)	(77,700)
Net cash provided by financing activities	668,131	315,646	925,259
Net increase in cash and cash equivalents	78,114	28,808	164,867
Cash and cash equivalents at beginning of year	456,775	427,967	263,100
Cash and cash equivalents at end of year	¥534,889	¥456,775	¥427,967
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	¥20,800	¥6,156	¥3,514
Income taxes	-	-	-
Non-cash activities:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	¥7,691	¥10,797	¥10,365

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

2. LIQUIDITY AND GOING CONCERN CONSIDERATIONS

The financial statements have been prepared assuming that the Company will continue as a going concern. The Company has considered whether there is a substantial doubt about its ability to continue as a going concern in accordance with Accounting Standards Update (“ASU”) 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40).

For the fiscal year ended September 30, 2025, the Company had net loss of ¥626.3 million and negative cash flow from operating activities of ¥544.0 million. The Company’s cash and cash equivalents of ¥534.9 million and working capital of ¥527.4 million as of September 30, 2025. In view of these circumstances and accumulated losses to date, management believes that substantial doubt about its ability to continue as a going concern is raised.

In order to alleviate the substantial doubt, management has commenced a strategy to obtain debt and equity financings. However, there can be no certainty that these additional financings will be available on acceptable terms or at all. If management is unable to execute this plan, there would likely be a material adverse effect on the Company’s business. The financial statements have been prepared on a going concern basis and do not include any adjustments that might result from the outcome of this uncertainty.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in Japanese yen, the currency of the country in which the Company is incorporated and operates. The accompanying financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

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

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”) for all periods presented. Consistent with the criteria of ASC 606, the Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services. The consumption tax that the Company collects concurrent with revenue-producing activities is excluded from revenue.

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

The Company’s revenue, disaggregated by revenue stream for the fiscal years ended September 30, 2025, 2024, and 2023, was as follows (in thousands):

	For the Fiscal Years Ended September 30,
	2025	2024	2023
Product equipment	¥447,069	¥627,720	¥465,691
SaaS, Maintenance and others	97,621	156,683	93,830
Total revenue	¥544,690	¥784,403	¥559,521

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

Concentration of Credit Risk and Significant Vendors and Customers

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

There were two, three, and two suppliers from whom the purchase individually represents greater than 10% of the total purchase of the Company for the fiscal years ended September 30, 2025, 2024, and 2023, respectively. As of September 30, 2025, 2024, and 2023, there were no accounts payable from those suppliers.

Revenue of ¥119.3 million, ¥118.2 million, and ¥89.7 million from three customers, respectively, accounted for 10% or more of the Company’s total revenue for the fiscal year ended September 30, 2025. The Company’s accounts receivable from the three customers accounted for 44% as of September 30, 2025. Revenue of ¥207.8 million, ¥123.0 million, ¥85.4 million, and ¥78.1 million from four customers, respectively, accounted for 10% or more of the Company’s total revenue for the fiscal year ended September 30, 2024. The Company’s accounts receivable from the four customers accounted for 68% as of September 30, 2024. Revenue of ¥205.8 million, ¥80.7 million, ¥65.8 million, and ¥60.0 million from four customers, respectively, accounted for 10% or more of the Company’s total revenue for the fiscal year ended September 30, 2023. The Company’s accounts receivable from the four customers accounted for 81% as of September 30, 2023.

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

The Company primarily operates in Japan and the revenue is generated only in Japan, which is the only geographic operating segment.

The table below shows long-lived assets, which consist of property and equipment, other intangible assets, and operating lease right-of-use assets, located in Japan and all foreign countries as of June 30, 2025 and 2024 (in thousands):

	As of September 30,
	2025	2024
Japan	¥61,382	¥50,452
All foreign countries	23,136	16,348
Total	¥84,518	¥66,800

Cash and Cash Equivalents

Cash and cash equivalents are defined as cash on hand, demand deposits with financial institutions, and short-term liquid investments with an initial maturity date of three months or less.

Accounts Receivable

The Company’s accounts receivable consists primarily of receivables from distributors of our products and direct customers, which were recorded in accordance with Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”). The balance is presented net of an allowance for expected credit losses. The Company monitors the financial condition of its contractors and records the allowance for expected credit losses on receivables when it believes that contractors are unable to make their required payments based on relevant information about past events, such as delinquencies and aging trends, current economic conditions, and reasonable and supportable forecasts of future economic conditions that affect the collectability  of the reported amounts. The allowance for expected credit loss is the Company’s best estimate of the amount of probable credit losses related to existing accounts receivable. Accounts receivable are written off after considerable collection efforts have been made and the amounts are determined to be uncollectible. As of October 1, 2023, accounts receivable balance was ¥211.4 million. As of September 30, 2025 and 2024, no allowance for expected credit losses related to accounts receivable was recorded.

Inventories

Inventories consist of finished goods, raw materials, and work in progress (“WIP”). Inventory is stated at cost unless the carrying amount is determined not to be recoverable, in which case the affected inventory is written down to net realizable value. Inventories include the costs of finished goods, raw materials, work in progress, and direct overhead costs incurred related to the manufacturing. Indirect overhead costs are charged to selling, general, and administrative expenses as incurred. Inventories are carried at the lower of accumulated cost or net realizable value. The Company computes inventory cost on an average cost basis and adjusts for excess and obsolete inventories primarily based on future demand and market conditions, including product specific facts and circumstances that consider the Company’s customer base and an assessment of selling price in relation to product cost. Once written down, a new lower cost basis for that inventory is established.

Advance payments

Advancement payments represent payments made to certain vendors of raw materials in advance of receiving such raw materials. As of September 30, 2025 and 2024, advance payments were ¥67.7 million and ¥14.4 million, respectively.

Property and equipment, net

Property and equipment are measured using the cost model and is stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives of property and equipment are as follows:

Property and equipment	Useful life/Depreciation period
Machinery and Equipment	5 - 10 years
Tools, Furniture and Fixtures	2 - 5 years
Vehicles	7 years

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and finite-lived intangible assets are reviewed for impairment whenever events and circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount, unless the Company is able to satisfy itself that there is no impairment loss by doing some analysis without the need for detailed projections. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined using various valuation techniques depending on the type and nature of assets, including discounted cash flow models, quoted market values, third-party independent appraisals and depreciated replacement cost method, as considered necessary. The Company’s assumptions about future conditions that are important to its assessment of potential impairment of its long-lived assets are subject to uncertainty, and the Company will continue to monitor these conditions in future periods as new information becomes available. There were no impairments of property, equipment and intangible assets during the fiscal years ended September 30, 2025 and 2024.

Other intangible assets, net

Intangible assets with finite lives are initially recorded at cost and amortized on a straight-line basis over the estimated economic useful lives of the respective assets.

The estimated useful lives of other intangible assets are as follows:

Other intangible assets	Useful life/Depreciation period
Software	3 - 5 years
Trademark	10 years

Leases

Lessee accounting

The Company has leases classified as operating leases for corporate offices in Tokyo and Fukuoka in Japan. Assets and liabilities associated with operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the Company’s balance sheets. ROU assets and related lease liabilities associated with operating leases are recognized at the commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

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

The Company also recognizes selling profit or selling loss at the commencement date and interest income using the effective interest method over the lease term. Revenue from the sales-type leases is included in revenue from SaaS, maintenance and others and the corresponding cost is included in cost of SaaS, maintenance and others on the statements of operations. Interest income from the sales-type leases is included in interest income (expense) on the statements of operations.

The Company elected to exclude the taxes assessed and collected from the lessee from consideration in the contract and from variable payments not included in the consideration in the contract, if applicable.

Deferred IPO costs

Deferred IPO costs represent the incremental costs incurred for the Company’s initial public offering (“IPO”). These costs were deferred and deducted from the proceeds of the IPO upon the completion of the IPO. Deferred IPO costs primarily included professional fees related to the IPO. As of September 30, 2025 and 2024, the deferred IPO costs were nil and ¥205.7 million, respectively.

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

Net Loss Per Share

Basic net loss per share is computed by dividing the net loss attributable to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of common shares and potential common shares outstanding during the period. Potential common shares, composed of incremental common shares issuable upon the exercise of options in all periods, are included in the computation of diluted net loss per share to the extent such shares are dilutive. In a period in which a loss is incurred, only the weighted average number of common shares issued and outstanding is used to compute the diluted net loss per share, as the inclusion of potential common shares would be anti-dilutive.

Cost of Revenue

Cost of revenue includes product costs, processing costs, and software costs of each product.

Selling, general and administrative expenses

Selling, general and administrative expenses consist primarily of directors’ compensations, salaries and allowances, bonuses, welfare expenses, recruitment expenses, travel expenses, advertising expenses, rent, taxes and duties, commission fees, depreciation and amortization, shipping and handling costs, research and development costs and others. Research and development costs incurred were ¥26.2 million, ¥49.0 million, and ¥75.6 million for the fiscal years ended September 30, 2025, 2024, and 2023, respectively.

Selling and Commission Costs

Sales commissions are paid and expensed based on products closed, if any. Other selling costs are expensed in the period incurred.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs were ¥12.5 million, ¥7.9 million, and ¥10.3 million recorded as selling, general and administrative expenses in the Statements of Income for the fiscal years ended September 30, 2025, 2024, and 2023, respectively.

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

Recent Accounting Pronouncements

New Accounting Pronouncements Recently Adopted

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280)-Improvements to Reportable Segment Disclosures, which improves reportable segment disclosure requirements, primarily through enhanced disclosures about segment expenses. In addition, the standard enhances interim disclosure requirements, clarifies circumstances in which an entity can disclose multiple segment measures of profit or loss, provides new segment disclosure requirements for entities with a single reportable segment, and contains other disclosure requirements. This standard is effective for public entities from fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted this standard on October 1, 2024, but it has not had a material effect on its financial statements.

New Accounting Pronouncements Not Yet Effective

The Company has reviewed all other recently issued accounting pronouncements and concluded that they were either not applicable or not expected to have a material impact on the Company’s financial statements.

4. SALES-TYPE LEASES AND NET INVESTMENT IN THE LEASE

For the fiscal years ended September 30, 2025, 2024, and 2023, the Company recorded revenue from the sales-type leases of nil, ¥1,607 thousand, and ¥4,236 thousand and the corresponding cost of nil, ¥129 thousand, and ¥1,684 thousand respectively.

For the fiscal years ended September 30, 2025, 2024, and 2023, the Company recorded interest income of ¥3,328 thousand, ¥3,464 thousand, and ¥3,743 thousand respectively.

The component of its aggregate net investment in leases is as follows (in thousands):

	As of September 30,
	2025	2024
Lease receivable	¥6,215	¥10,656
Unguaranteed residual asset	-	-
Net investment in the lease	6,215	10,656
Current portion	(3,627)	(4,604)
Long-term portion	¥2,588	¥6,052

As of September 30, 2025, the annual aggregate maturities of lease payments under sales-type leases during each of the next five fiscal years were as follows (in thousands):

Year Ending September 30:	Amount
2026	¥5,127
2027	1,845
2028	1,015
2029	324
2030	-
Total undiscounted lease payments	8,311
Less: lease amount representing interest	(2,096)
Net investment in the lease	¥6,215

5. INVENTORIES

Inventories consist of finished goods, raw materials, and work in progress (“WIP.”) WIP includes the cost of the developed product as well as all of the direct costs incurred to manufacture the product. The cost of the product is capitalized on an average cost basis.

Inventories consisted of the following as of September 30, 2025 and 2024 (in thousands):

	As of September 30,
	2025	2024
Raw materials	¥41,391	¥29,240
Work in progress	213,409	154,231
Finished goods	9,486	23,165
Total	¥264,286	¥206,636

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following (in thousands):

	As of September 30,
	2025	2024
Deposit	¥-	¥30,892
Prepaid expenses	17,047	12,984
Refund of taxes and public dues	89	6,349
Consumption tax receivable	27,734	-
Others	109	42
Total	¥44,979	¥50,267

7. PROPERTY AND EQUIPMENT, NET

In the fiscal years ended September 30, 2025, 2024, and 2023, the Company disposed of its property and equipment and incurred disposal loss of nil, ¥28 thousand, and ¥43 thousand, respectively.

As of September 30, 2025 and 2024, property and equipment consisted of the following (in thousands):

		As of September 30,
	Useful Life (years)	2025	2024
Machinery and Equipment	5 – 10	¥2,565	¥2,565
Tools, Furniture, and Fixtures	2 – 5	95,738	68,256
Vehicles	7	700	-
Less: Accumulated depreciation		(71,911)	(49,241)
Property and equipment, net		¥27,092	¥21,580

The Company recorded depreciation expense on property and equipment of ¥22.8 million, ¥17.0 million, and ¥8.0 million for the fiscal years ended September 30, 2025, 2024, and 2023, respectively. The Company records depreciation expense in selling, general, and administrative expenses and cost of revenue on the statements of income.

8. OTHER INTANGIBLE ASSETS, NET

The components of intangible assets as of September 30, 2025 and 2024 are as follows (in thousands):

	As of September 30,
	2025	2024
Intangible assets subject to amortization:
Software	¥18,272	¥25,855
Trademark	500	500
Accumulated amortization	(13,651)	(18,072)
Net carrying amount	5,121	8,283

Intangible assets not subject to amortization:
Software in progress	¥42,330	¥25,211
Total intangible assets	¥47,451	¥33,494

The aggregate amortization expense was ¥3.7 million, ¥3.7 million, and ¥4.2 million for the years ended September 30, 2025, 2024, and 2023, respectively. There was no impairment loss recognized on intangible assets for the years ended September 30, 2025, 2024, and 2023.

The estimated aggregate amortization expense for other intangible assets for the next five years and thereafter is as follows:

Thousands of Yen
Years Ending September 30:
2026	¥3,720
2027	1,214
2028	125
2029	50
2030	12
Thereafter	-
Total	¥5,121

9. OTHER ASSETS

Other assets consist of the following (in thousands):

	As of September 30,
	2025	2024
Net investment in the lease	¥2,588	¥6,051
Guarantee deposits(a)	4,407	4,781
Investment in security(b)	3,000	3,000
Prepaid expenses (non-current)	202	875
Others	9	10
Total	¥10,206	¥14,717

(a)	Guarantee deposits represent deposit paid to lessors in connection with lease agreements.

(b)	Investment in security represents an investment in a non-public company for which fair value is not readily determinable. Investment in security is accounted for using the measurement alternative in accordance with ASC 321-10-35-2. For the years ended September 30, 2025, 2024, and 2023, no upward or downward adjustments have been recorded as the Company did not identify observable any price changes in orderly transactions for any identical or similar investment of the same issuer.

10. CONTRACT LIABILITIES

As of September 30, 2025, 2024, and 2023, the contract liabilities balance was ¥195,039 thousand, ¥153,477 thousand, and ¥78,170 thousand, respectively.

Significant changes in the contract liabilities balances during the fiscal years ended September 30, 2025 and 2024 were as follows (in thousands):

	For the Fiscal Years Ended September 30,
	2025	2024
Beginning Balance	¥153,477	¥78,170
Reclassification of the beginning contract liabilities to revenue, as the result of performance obligations satisfied	(42,208)	(19,921)
Cash received in advance and not recognized as revenue	83,770	95,228
Net change in contract liabilities	41,562	75,307
Ending Balance	¥195,039	¥153,477

11. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued and other current liabilities consisted of the following as of September 30, 2025 and 2024 (in thousands):

	As of September 30,
	2025	2024
Other Account Payable	¥34,634	¥77,739
Accrued Expenses	90,126	46,383
Accrued Vacation	9,785	7,529
Accrued Consumption Taxes (VAT)	-	26,808
Deposits Received	4,744	4,460
Others	2	-
Total	¥139,291	¥162,919

12. BORROWINGS

The Company’s borrowings are from financial institutions in Japan and used for working capital and other general corporate purposes. Debt issuance costs related to these borrowings are immaterial and expensed as incurred.

Borrowings consisted of the following as of September 30, 2025 (in thousands):

	Original Amount Borrowed	Loan Duration	Annual Interest Rate	Amount
Lender 1	¥90,000	2/20/2025-2/20/2026	5.50%	¥37,500
Lender 2	77,000	6/11/2025-10/11/2025	3.10%	77,000
Lender 3	99,000	7/31/2025-11/30/2025	3.10%	99,000
Lender 4	40,000	6/27/2025-3/29/2027	2.18%	31,328
Lender 6	30,000	8/29/2025-8/31/2026	4.50%	27,548
Aggregate outstanding principal balances				272,376
Less: current portion and short-term borrowings				(261,940)
Long-term portion of borrowings				¥10,436

Borrowings consisted of the following as of September 30, 2024 (in thousands):

	Original Amount Borrowed	Loan Duration	Annual Interest Rate	Amount
Lender 1	¥20,000	6/1/2015-5/10/2025	1.90%	¥1,296
Lender 2	90,000	8/20/2024-11/20/2024	4.60%	90,000
Lender 3	50,000	3/31/2023-3/31/2026	1.93%	24,980
Lender 4	200,000	2/1/2024-1/31/2025	2.85%	74,000
Lender 5	40,000	3/29/2024-3/29/2027	1.93%	33,328
Lender 6	30,000	6/14/2024-6/30/2025	4.00%	22,650
Aggregate outstanding principal balances				246,254
Less: current portion and short-term borrowings				(217,970)
Long-term portion of borrowings				¥28,284

The weighted average interest rate on short-term borrowings outstanding as of September 30, 2025 and 2024 was 3.63% and 3.81%, respectively.

The Company made a line of credit agreement with a financial institution with a credit limit of ¥200 million during the period of February 17, 2023 to January 31, 2024. The agreement automatically renews for successive one-year terms until the Company cancels the agreement. There are no commitment fees to maintain the line of credit agreement. As of September 30, 2025 and 2024, the Company had unused line of credit of ¥24 million  and ¥126 million, respectively.

The guaranty information for the Company’s outstanding borrowings consisted of the following as of September 30, 2025 and 2024 (in thousands):

	As of September 30,
	2025	2024
Current portion of borrowings
Guaranteed by CEO of the Company	¥-	¥31,320

Borrowings – net of current portion
Guaranteed by CEO of the Company	¥-	¥28,284

The Company had unpaid guaranty fees to the CEO of nil and ¥0.8 million in accrued expenses and other current liabilities account on the balance sheets as of September 30, 2025 and 2024, respectively. The Company recorded guaranty fees to the CEO of ¥0.7 million, ¥0.1 million, and ¥1.4 million in other non-operating income (expenses) on the statements of income for the fiscal years ended September 30, 2025, 2024, and 2023, respectively. During the fiscal year ended September 30, 2023, unpaid guaranty fees to the CEO of ¥9.9 million were swapped for 1,798 common shares, which were retrospectively adjusted to reflect the 1 for 60 sub-division effected on October 24, 2024 and the 30 for 1 reverse share split effected on January 26, 2026.

As of September 30, 2025, the annual aggregate maturities of borrowing during each of the next five fiscal years were as follows (in thousands):

Amount
2026	¥261,940
2027	10,436
2028	-
2029	-
2030	-
Thereafter	-
Total borrowings	¥272,376

13. BONDS

On October 16, 2023, the Company entered into convertible bond agreements for the aggregate amount of ¥299,997 thousand at par with two third-party investors for working capital. The convertible bonds bore interest of 10% per annum and had an original maturity date of October 15, 2024. The bonds were convertible for common shares between November 30, 2023 and October 15, 2024 at a conversion price of ¥2,880 per common share.

On August 30, 2024, the convertible bond agreements were amended and the maturity on the convertible bonds was extended from October 15, 2024 to October 15, 2025, with the renewed interest rate of 15% per annum bearing from October 16, 2024. The convertible bonds’ rights to convert to common shares were amended to expire on August 30, 2024 , and the convertible bonds’ rights to convert to common shares expired on the date of amendment. The bond was fully paid off on January 27, 2025 .

14. COMMITMENTS AND CONTINGENCIES

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

Borrowings

The Company has borrowings that are primarily made under general agreements. Refer to “Note 12. Borrowings” for information about future debt payments.

Legal Matters

From time to time in the normal course of business, the Company may be a party to various legal matters, such as threatened or pending claims or proceedings. There were no such material matters as of and for the fiscal years ended September 30, 2025, 2024, and 2023.

Lease Obligations

Operating Leases

The Company entered into non-cancellable operating lease agreements for corporate offices and recognized rent expenses on a straight-line basis over the term of the lease. None of the amounts disclosed below for these leases contain variable payments or residual value guarantees.

Operating lease cost included in selling, general and administrative expense in the Company’s statements of operations totaled ¥10.8 million, ¥11.0 million, and ¥10.4 million for the fiscal years ended September 30, 2025, 2024, and 2023, respectively. Weighted-average discount rate was 3.01%  and 3.25% as of September 30, 2025 and 2024, respectively. Weighted-average remaining lease term was 1.2 years and 1.5 years as of September 30, 2025 and 2024, respectively. Cash paid for amounts included in the measurement of lease liabilities for operating leases during the fiscal years ended September 30, 2025, 2024, and 2023 was ¥10.8 million, ¥11.0 million, and ¥10.4 million, respectively. Lease liabilities arising from obtaining right-of-use assets during the fiscal years ended September 30, 2025, 2024, and 2023 were ¥7.7 million, ¥10.8 million, and ¥10.4 million, respectively. The Company did not have any significant lease contracts that had not yet commenced at September 30, 2025.

The following table (in thousands) presents the operating lease related assets and liabilities recorded on the Company’s balance sheets as of September 30, 2025 and 2024:

	September 30,
	2025	2024
Right-of-use assets – non-current	¥9,975	¥11,726
Total operating lease assets	¥9,975	¥11,726

Operating lease liabilities – current	¥7,387	¥7,423
Operating lease liabilities – non-current	1,795	3,509
Total operating lease liabilities	¥9,182	¥10,932

The table below shows the future minimum payments under non-cancelable operating leases as of September 30, 2025 (in thousands):

Years Ending September 30,	Operating Leases
2026	¥7,540
2027	1,811
2028	-
2029	-
2030	-
Thereafter	-
Total	9,351
Less: lease amount representing interest	(169)
Present value of lease liabilities	¥9,182

15. EQUITY

As of September 30, 2025 and 2024, the Company had 4,615,224 and 3,057,848 stocks authorized, respectively. Each holder of a common share is entitled to one vote for each share held as of the record date and is entitled to receive dividends, when, as and if declared by the shareholders’ meeting or the board of directors of the Company. The number of total common shares outstanding was 1,153,806 and 764,462 as of September 30, 2025 and 2024, respectively.

PicoCELA is subject to the Companies Act of Japan (the “Companies Act”). The significant provisions in the Companies Act that affect financial and accounting matters are summarized below:

Common shares

Under the Companies Act, issuances of common shares are required to be credited to the common shares account for at least 50% of the proceeds and to the additional paid-in capital account for the remaining amounts. During the fiscal year ended September 30, 2025, the Company issued an aggregate of 389,344 common shares through public offerings and third-party allotments. During the fiscal year ended September 30, 2024, Class A preferred shares of 120,000 units, Class B preferred shares of 252,000 units, and Class C preferred shares of 132,670 units were converted into common shares of 527,324 units with no gain or loss recognized when the conversion occurred. As disclosed under “Note 12. Borrowings,” during the fiscal year ended September 30, 2023, 1,798 common shares, which were retrospectively adjusted to reflect the 1 for 60 sub-division effected on October 24, 2024 and the 1 for 30 reverse share split effected on January 26, 2026, were issued to the CEO in exchange for guarantees fees to the CEO of ¥9.9 million.

Class A preferred shares

In the event of distribution of residual assets upon dissolution of the Company, the Company shall pay to the Class A preferred shareholders as equally as to Class B and C preferred shareholders, prior to common shareholders, an amount equal to the contributed amount. At any time, Class A preferred shares are convertible into the Company’s common shares at a certain conversion price. Class A preferred shares contain terms that change the conversion prices as disclosed below. On July 8, 2024, Class A preferred shares of 120,000 units were converted into common shares of 120,000 units at a conversion price of ¥2,499.90 per share. On July 17, 2024, at the Extraordinary Shareholders Meeting, the Company’s shareholders approved a resolution to amend the articles of incorporation to eliminate Class A preferred shares.

Class B preferred shares

In the event of distribution of residual assets upon dissolution of the Company, the Company shall pay to the Class B preferred shareholders as equally as to Class A and C preferred shareholders, prior to common shareholders, an amount equal to the contributed amount. At any time, Class B preferred shares are convertible into the Company’s common shares at a certain conversion price. Class B preferred shares contain terms that change the conversion prices as disclosed below. On July 8, 2024, Class B preferred shares of 252,000 units were converted into common shares of 265,544 units at a conversion price of ¥4,745.10 per share. On July 17, 2024, at the Extraordinary Shareholders Meeting, the Company’s shareholders approved a resolution to amend the articles of incorporation to eliminate Class B preferred shares.

Class C preferred shares

In the event of distribution of residual assets upon dissolution of the Company, the Company shall pay to the Class C preferred shareholders as equally as to Class A and B preferred shareholders, prior to common shareholders, an amount equal to the contributed amount. At any time, Class C preferred shares are convertible into the Company’s common shares at a certain conversion price. Class C preferred shares contain terms that change the conversion prices as disclosed below. During the fiscal year ended September 30, 2023, the Company issued an aggregate of 113,996 units of Class C preferred shares, which were retrospectively adjusted to reflect the 1 for 60 sub-division effected on October 24, 2024, in exchange for ¥852,137 thousand. During the fiscal year ended September 30, 2024, the Company issued an aggregate of 18,674 units of Class C preferred shares, which were retrospectively adjusted to reflect the 1 for 60 sub-division effected on October 24, 2024, in exchange for ¥138,720 thousand. On July 8, 2024, Class C preferred shares of 132,670 units were converted into common shares of 141,780 units at a conversion price of ¥6,945.00 and ¥7,500.00. On July 17, 2024, at the Extraordinary Shareholders Meeting, the Company’s shareholders approved a resolution to amend the articles of incorporation to eliminate Class C preferred shares.

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

Capital reduction

Under the Companies Act, the Company is allowed to transfer the amounts of common shares, additional paid-in capital, and accumulated deficit among the balances of these equity accounts under certain conditions upon resolution of the shareholders. On September 30, 2025, the Company reduced ¥660.7 million of common shares and increased ¥660.7 million of additional paid-in capital. On September 30, 2024, the Company reduced ¥145.0 million of common shares and increased ¥145.0 million of additional paid-in capital. On July 31, 2023, upon the resolution of the shareholders, a reduction in the amount of common shares, Class A preferred shares, Class B preferred shares and Class C preferred shares was approved in accordance with the Companies Act. As a result, common shares, Class A preferred shares, Class B preferred shares, and Class C preferred shares were reduced by ¥4.7 million, ¥12.6 million, ¥53.1 million, and ¥287.0 million, respectively, and transferred to additional paid-in capital increasing additional paid-in capital by ¥357.4 million in total.

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

16. STOCK BASED COMPENSATION

The Company has historically awarded stock options to various officers, employees and consultants of the Company to purchase common shares of the Company. During the years ended September 30, 2017 to 2019, the Company issued four batches of stock options to acquire the equivalent of total 56,000 common shares of the Company. The options generally vest two years after the grant date and have a contractual term of ten years. The options are exercisable only after the Company successfully completes the IPO.

On May 31, 2023, the Company awarded options to purchase an aggregate of 6,000 and 11,258 common shares at an exercise price of ¥ 7,500 and ¥5,490 per common share, respectively, to various officers, directors and employees of the Company. The weighted-average grant-date fair value of the options was ¥180. The options vested on May 15, 2025, with the expiration date of May 14, 2033. The IPO, one of the performance conditions for the exercise of both options, was successfully completed on January 17, 2025. The option to purchase an aggregate of 6,000 common shares has another performance condition under which the options will be exercisable upon achieving certain pre-tax income.

The table below summarized the stock option activities and related information during the fiscal years ended September 30, 2025, 2024, and 2023.

	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
		(JPY)	(Years)
Outstanding as of September 30, 2022	26,400	1,205	6.34
Granted	17,258	6,195	10.00
Forfeited/cancelled	(2,500)	2,300	-
Exercised	-	-	-
Outstanding as of September 30, 2023	41,158	3,231	7.08
Granted	-	-	-
Forfeited/cancelled	(4,402)	5,500	-
Exercised	-	-	-
Outstanding as of September 30, 2024	36,756	2,959	5.77
Granted	-	-	-
Forfeited/cancelled	-	-	-
Exercised	-	-	-
Outstanding as of September 30, 2025	36,756	2,959	4.77
Vested and exercisable as of September 30, 2025	30,756	2,073	4.20

The fair value of the stock options was estimated as of the date of grant using the binomial model with the assistance of a third-party valuation appraiser. The following table summarizes the significant assumptions used in the model to estimate the fair value of the stock options during the fiscal years ended September 30, 2025, 2024, and 2023.

	For the Fiscal Years Ended September 30,
	2025	2024	2023
Expected volatility	-	-	51.11%
Risk-free rate	-	-	0.455%
Dividend yield	-	-	0%
Exercise term	-	-	10 years
Stock price at grant date	-	-	¥914
Exercise price	-	-	¥6,195

For the fiscal years ended September 30, 2025, 2024, and 2023, the Company recognized share-based compensation expense of ¥5.2 million, nil, and nil, respectively. As of September 30, 2025, the unrecognized share-based compensation related to the unvested option was ¥1.0 million, which is expected to be recognized when a performance condition is considered probable of achieving.

17. NET LOSS PER SHARE

During the fiscal years ended September 30, 2025, 2024, and 2023, the Company recorded a net loss. Basic net loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. The Company has not included the effects of options on diluted net loss per share because to do so would be antidilutive.

The table below shows the computation of basic and diluted net loss per share for the fiscal years ended September 30, 2025, 2024, and 2023 (in thousands except per share data):

	For the Fiscal Years Ended September 30,
	2025	2024	2023
Numerator:
Net loss attributable to common shareholders	¥(626,312)	¥(479,921)	¥(633,956)
Denominator:
Weighted average number of common shares outstanding, basic and diluted	916,550	359,604	236,094
Basic and diluted net loss per share	¥(683.34)	¥(1,334.58)	¥(2,685.19)
Antidilutive shares excluded from computation of net loss per share	30,756	-	-

18. INCOME TAXES

The Company has an effective tax rate of 0% due to its taxable losses and valuation allowance position.

The components of income tax expenses were as follows for the fiscal years ended September 30, 2025, 2024, and 2023 (in thousands):

For the Fiscal Years Ended September 30,
	2025	2024	2023
Current	¥-	¥-	¥-
Deferred	-	-	-
Total	¥-	¥-	¥-

A reconciliation of income tax expenses to the amount of income tax benefit at the statutory rate in Japan for the fiscal years ended September 30, 2025, 2024, and 2023 was as follows:

	For the Fiscal Years Ended September 30,
	2025	2024	2023
Statutory tax rate	29.86%	34.59%	30.62%
Permanent differences	14.91%	10.47%	2.91%
Change in tax rate	(17.75)%	14.50%	(4.94)%
Valuation allowance	(27.02)%	(57.56)%	(28.59)%
Other	-	(2.00)%	-
Effective tax rate	0%	0%	0%

Prior period amounts have been updated to conform to current period presentation.

The statutory tax rate in effect for the fiscal year in which the temporary differences are expected to reverse are used to calculate the tax effects of temporary differences that are expected to reverse in the future years.

The primary components of deferred tax assets and liabilities were as follows as of September 30, 2025 and 2024 (in thousands):

	As of September 30,
	2025	2024
Deferred tax assets:
Inventories	¥980	¥53
Net operating loss	970,036	814,105
Property and equipment	9,619	-
Operating lease liabilities	2,742	3,782
Other	3,035	2,653
Total deferred tax assets	986,412	820,593
Less: valuation allowance	(982,182)	(812,922)
Deferred tax assets, net of valuation allowance	4,230	7,671

Deferred tax liabilities:
Operating lease right-of-use assets	(2,979)	(4,056)
Other	(1,251)	(3,615)
Total deferred tax liabilities	(4,230)	(7,671)
Net deferred tax asset	¥-	¥-

As of September 30, 2025 and September 30, 2024, the Company had net operating loss carryforwards in Japan of approximately ¥3,249 million and ¥2,354 million, respectively, which can be carried forward to offset future taxable income. A net operating loss of ¥3,249 million as of September 30, 2025 will begin to expire in the fiscal year ending September 30, 2028 through the fiscal year ending September 30, 2036.

The Company has recorded a valuation allowance against the net deferred tax assets as management believes that it is more likely than not that the future benefit from the deferred tax assets will not be realized in full. Management evaluates, on an annual basis, whether the realization of the Company’s deferred tax assets are more likely than not to be realized. The valuation allowance increased by approximately ¥169 million for the fiscal year ended September 30, 2025.

The Company is subject to taxation and files income tax returns in Japan. Tax years for the periods ended September 30, 2021 through September 30, 2025 for Japan jurisdiction remain subject to examination.

Penalties and interest incurred related to underpayment of income tax are recognized as a component of selling, general, and administrative expenses in the statements of operations, if applicable. The Company did not have any uncertain tax benefits, interest, or penalties associated with uncertain tax benefits that have been accrued or recognized as of and for the fiscal years ended September 30, 2025, 2024, and 2023.

19. FAIR VALUE DISCLOSURES

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

The Company utilizes fair value measurements to account for certain items and account balances within the financial statements. Fair value measurements may also be utilized on a non-recurring basis, such as for the impairment of long-lived assets. The fair value of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, current portion of borrowings and certain accrued liabilities approximate their carrying amounts due to the short-term nature of these instruments. The Company’s Level 1 assets consist of cash and cash equivalents in the accompanying balance sheets. The carrying value of the Company’s long-term borrowings and bond payable approximates fair value at each balance sheet date because the stated rate of interest of the debts approximates the market interest rate at which the Company can borrow similar debts. As of September 30, 2025 and 2024, the Company did not have any assets or liabilities measured at fair value classified as Level 2 or Level 3.

The Company held investment in non-marketable equity securities of ¥3 million and ¥3 million as of September 30, 2025 and 2024, respectively. Investment in non-marketable equity securities accounted for using the measurement alternative are recorded at fair value on a non-recurring basis. When indicators of impairment exist or observable price changes of qualified transactions occur, the respective non-marketable equity security would be classified within Level 3 of the fair value hierarchy because the valuation methods include a combination of the observable transaction price at the transaction date and other unobservable inputs, including volatility, rights, and obligations of the securities the Company holds.

20. RELATED PARTY TRANSACTIONS

As of September 30, 2025, 2024, and 2023 or at some point during the fiscal years then ended, EXEO Group, a multinational radio and telecommunication device distributor, held more than 5% of the Company’s outstanding share capital. EXEO Group purchased mesh Wi-Fi access points PCWL devices from the Company for a total amount of ¥105,607 thousand, ¥78,142 thousand, and ¥60,011 thousand during the fiscal years ended September 30, 2025, 2024 and 2023, respectively. The Company also provided SaaS and maintenance related service for a total amount of ¥13,720 thousand, nil, and nil during the fiscal years ended September 30, 2025, 2024 and 2023, respectively. The Company’s sale was in the arm’s length transaction, and the sale price was based on the price lists distributed to other third-party distributors. The account receivable balance from EXEO Group as of September 30, 2025 and 2024 was ¥31,146 thousand and ¥1,394 thousand, respectively. The contract liabilities balance to EXEO Group as of September 30, 2025 and 2024 was ¥15,947 thousand and ¥13,822 thousand, respectively.

As of September 30, 2025, 2024, and 2023 or at some point during the fiscal years then ended, SHIMIZU CORPORATION, a multinational construction company, held more than 5% of the Company’s outstanding share capital. SHIMIZU CORPORATION purchased mesh Wi-Fi access points PCWL devices from the Company for a total amount of ¥219 thousand, ¥1,856 thousand, and ¥189 thousand during the fiscal years ended September 30, 2025, 2024 and 2023, respectively. The Company’s sale was in the arm’s length transaction, and the sale price was based on the price lists distributed to other third-party distributors. The account receivable balance from SHIMIZU CORPORATION as of September 30, 2025 and 2024 was nil and nil, respectively.

As of September 30, 2025, 2024, and 2023 or at some point during the fiscal years then ended, Sojitz Corporation, a multinational trading company, held more than 5% of the Company’s outstanding share capital. The Company had advance payments of ¥39,325 thousand as of September 30, 2025.

During the fiscal year ended September 30, 2023, KAGA ELECTRONICS CO., LTD., a holder of more than 5% of the Company’s outstanding share capital during such fiscal year and a multinational electronics wholesaler, purchased mesh Wi-Fi access points PCWL devices from the Company for a total amount of ¥35,952 thousand. The Company’s sale was in the arm’s length transaction, and the sale price was based on the price lists distributed to other third-party distributors.

The Company incurred guarantee fees of ¥660 thousand to Hiroshi Furukawa, the Company’s CEO and Representative Director, during the fiscal year ended September 30, 2025. The Company incurred guarantee fees of ¥132 thousand during the fiscal year ended September 30, 2024 and had prepaid expenses of ¥660 thousand and unpaid guarantee fees of ¥792 thousand as of September 30, 2024 to Hiroshi Furukawa. During the fiscal year ended September 30, 2023, Hiroshi Furukawa extended his personal guarantee to the Company on its 3-year bank loan of ¥50,000 thousand extended on March 31, 2023, and the Company paid him ¥1,371 thousand for guarantee fees. The Company also paid him the past unpaid guarantee fees and accrued interest of ¥8,513 thousand arising from the past personal loans and guarantee transactions from 2012 through 2019.

As of September 30, 2025 and 2024, MCC Venture Capital Limited Liability Company (“MCC”), held more than 5% of the Company’s outstanding share capital. MCC entered into a convertible bond agreement with the Company during the fiscal year ended September 30, 2024, in the amount of ¥199,998 thousand. As of September 30, 2024, the Company had a bond payable of ¥199,998 thousand. During the fiscal years ended September 30, 2025 and 2024, the Company had interest expenses of ¥9,370 thousand and ¥19,178 thousand to MCC, respectively. On July 28, 2025, the Company entered into certain share subscription agreement with MCC. Pursuant to the share subscription agreements, the Company issued 21,645 common shares, at a purchase price of JPY2,310 per share, for a respective total purchase price of JPY50,000,027, on August 18, 2025. Under the share subscription agreements, the shares are subject to six-month restriction starting August 18, 2025, during which they may not be transferred, converted into the Company’s American Depository Shares (“ADSs”) representing its common shares, or resold in the U.S. stock market where the Company’s common shares and ADSs are registered.

As of September 30, 2025, Nikken Lease Kogyo Co., Ltd. (“Nikken”), a multinational leasing company, held more than 5% of the Company’s outstanding share capital. Nikken purchased mesh Wi-Fi access points PCWL devices from the Company for a total amount of ¥83,348 thousand during the fiscal year ended September 30, 2025. The Company also provided SaaS and maintenance related service for a total amount of ¥6,337 thousand during the fiscal year ended September 30, 2025. The Company’s sale was in the arm’s length transaction, and the sale price was based on the price lists distributed to other third-party distributors. The account receivable balance from Nikken as of September 30, 2025 was ¥1,077 thousand. The contract liabilities balance to Nikken as of September 30, 2025 was ¥136 thousand. On April 28, 2025, the Company entered into a share subscription agreement with Nikken, pursuant to which the Company agreed to issue 84,388 common shares to Nikken at a purchase price of JPY2,370 per share, for an aggregate purchase price of JPY199,999,955, on April 30, 2025. Under the subscription agreement, the shares are restricted for 18 months from being transferred, converted into the Company’s ADSs representing the Company’s common shares, or resold in the U.S. stock market where the Company’s common shares and ADSs are registered.

As of September 30, 2025, Citibank N.A., a multinational bank, held more than 5% of the Company’s outstanding share capital on behalf of holders of the Company’s American depositary shares. Offering related expenses and securities registration maintenance fee of ¥71,730 thousand incurred to Citibank N.A. during the fiscal year ended September 30, 2025. The accrued expenses balance to Citibank N.A. as of September 30, 2025 was ¥24,474 thousand.

21. CONSULTING AGREEMENT

On March 31, 2023, the Company entered into a consulting and services agreement with Spirit Advisors LLC (“Spirit Advisors”). The Company agreed to compensate Spirit Advisors with initial engagement fee of U.S.$80,000, services fees of U.S.$240,000, and contingent performance fee of: (i) U.S.$200,000, if the Company’s market capitalization at the time of listing is at or below U.S.$50,000,000, or (ii) U.S.$300,000, if the Company’s market capitalization at the time of listing exceeds U.S.$50,000,000. Services fees of U.S. $80,000, U.S.$240,000 and contingent performance fee of U.S.$300,000 were incurred and paid upon the closing of the Company’s initial public offering on January 17, 2025.

The Company entered into a financial advisory agreement and a follow-on advisory agreement on February 7, 2025, and March 6, 2025, respectively, with Qing “Calvin” Zhu (the “Advisor”), an individual advisor, in connection with the Company’s financing. The Company incurred and paid the Advisor U.S.$250,000 for the financial advisory agreement and U.S.$250,000 for the follow-on advisory agreement, on February 17 and March 14, 2025, respectively.

22. SUBSEQUENT EVENTS

On December 29, 2025, the Company entered into a restricted common share compensation agreement with Hiroshi Furukawa, the Company’s chief executive officer and representative director. Pursuant to the compensation agreement, the Company issued 1,666,666 common shares of the Company to Mr. Furukawa on January 20, 2026. The issuance of the shares was in consideration for Mr. Furukawa’s services rendered and included a prohibition on any sale, transfer, loan or pledge of the Shares for a period of 20 years from the date of grant. However, the prohibition may be canceled by a resolution of the Company’s board of directors.

On December 29, 2025, the Company held the 2026 annual general meeting of shareholders, at which the Company’s shareholders resolved, as a special resolution, the reverse share split of all of the authorized, issued, and outstanding common shares of the Company, at the reverse share split ratio of 1-for-30, effective on January 26, 2026.

On December 15, 2025, the Company entered into a restricted stock compensation agreement (the “Compensation Agreement”) with Mr. Hideaki Horikiri, the Company’s chief financial officer and director. Pursuant to the Compensation Agreement, on December 30, 2025, the Company issued 1,333,333 common shares of the Company to Mr. Horikiri, and the issuance of the common shares is in consideration for Mr. Horikiri’s services rendered and included a prohibition on any sale, transfer, loan or pledge of the shares for a period of 20 years from the date of grant. However, the prohibition may be canceled by a resolution of the Company’s board of directors. The execution of the Compensation Agreement and the issuance of the common shares under the Compensation Agreement were authorized by the Company’s shareholder resolution and board of directors’ resolution dated September 30, 2025 and December 15, 2025, respectively.

The Company has evaluated subsequent events after the balance sheet date through February 13, 2026, the date the financial statements were available for issuance. Management has determined that no significant events or transactions have occurred subsequent to the balance sheet date other than the event disclosed above that require recognition or disclosure in the financial statements.

